Exhibit 99.2

Management’s Discussion and Analysis of Results of Operations and Financial Condition for the Three and Nine Months Ended September 30, 2011

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with Silver Wheaton Corp.’s (“Silver Wheaton” or the “Company”) unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2011 and related notes thereto which have been prepared in accordance with International Financial Reporting Standards (“IFRS”).  As fiscal 2011 represents the first year that the Company is presenting its results and financial position under IFRS, these financial statements were prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) and IFRS 1, First-time Adoption of IFRS (“IFRS 1”), as more fully described in Note 19 to the financial statements.  In addition, the following should be read in conjunction with the 2010 audited consolidated financial statements, the related MD&A, the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2011, the related MD&A and the 2010 Annual Information Form as well as other information relating to Silver Wheaton on file with the Canadian provincial securities regulatory authorities and on SEDAR at www.sedar.com.  This MD&A contains “forward looking” statements that are subject to risk factors set out in the cautionary note contained herein. All figures are in United States dollars unless otherwise noted.  This MD&A has been prepared as of November 8, 2011.

Highlights

•
Attributable silver equivalent production for the three and nine months ended September 30, 2011 of 6.1 million ounces (5.9 million ounces of silver and 5,100 ounces of gold) and 18.4 million ounces (17.8 million ounces of silver and 14,500 ounces of gold), respectively, representing an increase of 1% and 5% over the comparable periods in 2010, with silver equivalent production for the most recently completed nine months representing a record for the Company.

•
Silver equivalent sales for the three and nine months ended September 30, 2011 of 5.1 million ounces (4.8 million ounces of silver and 6,300 ounces of gold) and 15.1 million ounces (14.5 million ounces of silver and 14,500 ounces of gold), respectively, representing an increase of 9% and 2% over the comparable periods in 2010, with silver equivalent sales for the most recently completed nine months representing a record for the Company.

•
Revenue for the three and nine months ended September 30, 2011 of $185.2 million and $538.1 million, compared with $92.8 million and $273.8 million for the comparable periods in 2010, with revenue for the most recently completed nine months representing a record for the Company.

•
Net earnings for the three and nine months ended September 30, 2011 of $135.0 million ($0.38 per share) and $405.3 million ($1.15 per share), respectively, compared with adjusted net earnings1, 2 of $68.9 million ($0.20 per share) and $165.9 million ($0.48 per share) for the comparable periods in 2010, with net earnings for the most recently completed nine months representing a record for the Company.

•
Operating cash flows for the three and nine months ended September 30, 2011 of $167.2 million ($0.47 per share2) and $462.7 million ($1.31 per share2), respectively, compared with $70.5 million ($0.20 per share2) and $195.1 million ($0.57 per share2) for the comparable periods in 2010, with operating cash flows for the most recently completed nine months representing a record for the Company.

•
Average cash costs2 for the three and nine months ended September 30, 2011 of $4.12 and $4.11 per silver equivalent ounce, respectively, compared with $4.09 and $4.05 per silver equivalent ounce for the comparable periods in 2010.

•	Cash operating margin2 for the three and nine months ended September 30, 2011 of $32.11 and $31.54, respectively, representing an increase of 104% and 119% over the comparable periods in 2010.

1
Adjusted net earnings represents net earnings for the three and nine months ended September 30, 2010 plus $45.3 million and $76.4 million, respectively, representing the removal of the effects of the non-cash, fair value loss on the Company’s previously issued and outstanding share purchase warrants which had an exercise price denominated in Canadian dollars.  As more fully described in Note 10 to the financial statements, these warrants are classified as a financial liability with any fair value adjustments being reflected as a component of net earnings.  As there were no share purchase warrants with an exercise price denominated in Canadian dollars outstanding during 2011, there were no fair value adjustments recorded as a component of net earnings during the three and nine month periods ending September 30, 2011.  As a result, adjusted net earnings is equivalent to net earnings for the three and nine month periods ending September 30, 2011.

2	Refer to discussion on non-IFRS measures on page 16 of this MD&A.

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•
As at September 30, 2011, approximately 3.8 million payable silver equivalent ounces attributable to the Company have been produced at the various mines and will be recognized in future sales as they are delivered to the Company under the terms of their contracts.  This represents an increase over the second quarter of approximately 0.3 million payable silver equivalent ounces, primarily due to an increase in concentrate inventory at the Yauliyacu mine which continues to experience an irregular concentrate shipment schedule as it converts to producing three different concentrate types, offset in part by reduced concentrate inventory levels at the Peñasquito mine.

•
On August 8, 2011, the Company announced that its Board of Directors declared its third quarterly dividend cash payment for 2011 of $0.03 per common share ($0.12 per common share, annually). The dividend of $0.03 per common share was distributed on September 30, 2011.

•
Subsequent to September 30, 2011, the Board of Directors adopted a new dividend policy linking quarterly dividend payments to operating cash flows in the prior quarter. Under the new dividend policy, the quarterly dividend per common share is equal to 20% of the cash generated by operating activities in the previous quarter divided by the Company’s outstanding common shares at the time the dividend is approved, all rounded to the nearest cent. This unique and sustainable dividend policy triples the dividend in the fourth quarter, relative to the previous quarter, and allows Silver Wheaton to return a meaningful portion of operating cash flows to its shareholders.

•
Barrick Gold Corporation’s world-class gold-silver Pascua-Lama project remains on track to commence production in mid-2013, with over 50% of the pre-production capital budget of $4.7 to $5.0 billion committed.  At the end of the third quarter, earthworks in Chile and Argentina were approximately 80% and 60% complete, respectively. Once in production, Pascua-Lama is forecast to be one of the largest and lowest cost gold mines in the world with an expected mine life in excess of 25 years. In its first full five years of operation, Silver Wheaton’s attributable silver production is expected to average nine million ounces annually.

Overview

Silver Wheaton Corp. is a mining company which generates its revenue primarily from the sale of silver.  The Company is listed on the New York Stock Exchange (symbol: SLW) and the Toronto Stock Exchange (symbol: SLW).  In addition, the Company has share purchase warrants that trade on the Toronto Stock Exchange (symbol: SLW.WT.U).

To date, the Company has entered into 14 long-term silver purchase agreements and two long-term precious metal purchase agreements, relating to 19 different mining assets, whereby Silver Wheaton acquires silver and gold production from the counterparties for a per ounce cash payment at or below the prevailing market price.  Attributable silver and gold as referred to in this MD&A and financial statements is the silver and gold production to which Silver Wheaton is entitled pursuant to the various purchase agreements.  During the three months ended September 30, 2011, the per ounce price paid by the Company for silver and gold under the agreements averaged $3.99 and $300, respectively.  The primary drivers of the Company’s financial results are the volume of silver production at the various mines and the price of silver realized by Silver Wheaton upon sale.

Outlook

Silver Wheaton is the largest silver streaming company in the world. Based upon its current agreements, forecast 2011 attributable production is 25 to 26 million silver equivalent ounces, including 15,000 ounces of gold. By 2015, annual attributable production is anticipated to increase significantly to approximately 43 million silver equivalent ounces, including 35,000 ounces of gold. This growth is driven by the Company’s portfolio of world-class assets, including silver streams on Goldcorp’s Peñasquito mine and Barrick’s Pascua-Lama project.

At September 30, 2011, the Company had approximately $716 million of cash on hand and $400 million of available credit under its revolving bank debt facility.  This cash and available credit, together with strong operating cash flows, positions the Company well to pursue the acquisition of additional accretive silver interests.

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Silver and Gold Interests

The following table summarizes the silver and gold interests currently owned by the Company:

Silver and Gold Interests	Owner	Location of Mine	Attributable Production to be Purchased		Term of Agreement	Date of Contract
			Silver	Gold
San Dimas	Primero Mining Corp. 1	Mexico	100% 1	-	Life of Mine	15-Oct-04
Zinkgruvan	Lundin Mining Corporation	Sweden	100%	-	Life of Mine	8-Dec-04
Yauliyacu	Glencore International AG	Peru	100% 2	-	20 years	23-Mar-06
Peñasquito	Goldcorp Inc.	Mexico	25%	-	Life of Mine	24-Jul-07
Minto	Capstone Mining Corp.	Canada	100%	100% 3	Life of Mine	1-Dec-08
Cozamin	Capstone Mining Corp.	Mexico	100%	-	10 years	4-Apr-07
Barrick
Pascua-Lama	Barrick Gold Corporation	Chile/Argentina	25%	-	Life of Mine	8-Sep-09
Lagunas Norte	Barrick Gold Corporation	Peru	100%	-	4 years 4	8-Sep-09
Pierina	Barrick Gold Corporation	Peru	100%	-	4 years 4	8-Sep-09
Veladero	Barrick Gold Corporation	Argentina	100% 5	-	4 years 4	8-Sep-09
Other
Los Filos	Goldcorp Inc.	Mexico	100%	-	25 years	15-Oct-04
Keno Hill	Alexco Resource Corp.	Canada	25%	-	Life of Mine	2-Oct-08
Mineral Park	Mercator Minerals Ltd.	United States	100%	-	Life of Mine	17-Mar-08
Neves-Corvo	Lundin Mining Corporation	Portugal	100%	-	50 years	5-Jun-07
Stratoni	European Goldfields Ltd. 6	Greece	100%	-	Life of Mine	23-Apr-07
Campo Morado	Nyrstar NV	Mexico	75%	-	Life of Mine	13-May-08
Aljustrel	I'M SGPS	Portugal	100%	-	50 years	5-Jun-07
Loma de La Plata	Pan American Silver Corp.	Argentina	12.5%	-	Life of Mine	n/a 7
Rosemont	Augusta Resource Corporation	United States	100%	100%	Life of Mine	11-Feb-10

1)
Until August 6, 2014, Primero will deliver to Silver Wheaton a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, plus Silver Wheaton will receive an additional 1.5 million ounces of silver per annum to be delivered by Goldcorp.  After August 6, 2014, Primero will deliver to the Company a per annum amount equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess.

2)
To a maximum of 4.75 million ounces per annum.  In the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the amount sold to Silver Wheaton in subsequent years will be increased to  make up for the shortfall, so long as production allows.

3)	The Company is entitled to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
4)
Barrick will deliver to Silver Wheaton silver production from the currently producing mines until December 31, 2013.  In addition, during 2014 and 2015, Silver Wheaton will be entitled to all or a portion of the silver production from these mines to the extent of any production shortfall at Pascua-Lama, until Barrick satisfies a completion guarantee.

5)	Silver Wheaton's attributable silver production is subject to a maximum of 8% of the silver contained in the ore mined at Veladero during the period.
6)	95% owned by European Goldfields Ltd.
7)	Terms of the agreement not yet finalized.

San Dimas

On October 15, 2004, the Company entered into an agreement with Goldcorp Inc. (“Goldcorp”) to acquire an amount equal to 100% of the silver produced by Goldcorp’s Luismin mining operations in Mexico (owned at the date of the transaction) for a period of 25 years.  The Luismin operations consisted primarily of the San Dimas and the Los Filos mines.

On August 6, 2010, Goldcorp completed the sale of the San Dimas mine to Primero Mining Corp. (“Primero”).  In conjunction with the sale, Silver Wheaton amended its silver purchase agreement relating to the mine.  The term of the agreement, as it relates to San Dimas, was extended to the life of mine.  During the first four years following the closing of the transaction, Primero will deliver to Silver Wheaton a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, plus Silver Wheaton will receive an additional 1.5 million ounces of silver per annum to be delivered by Goldcorp.  Beginning in the fifth year after closing, Primero will deliver to the Company a per annum amount equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess.  Goldcorp will continue to guarantee the delivery by Primero of all silver produced and owing to the Company until 2029.  Primero has provided Silver Wheaton with a right of first refusal on any metal stream or similar transaction it enters into.  On July 13, 2011, Primero announced that they had reached a definitive agreement with Northgate Minerals Corporation ("Northgate") whereby Northgate would acquire 100% of the issued and outstanding common shares of Primero subject to certain terms and conditions as more

SILVER WHEATON THIRD QUARTER REPORT [3]

specifically set out in Primero’s announcement.  On August 29, 2011, this proposed transaction was cancelled by Northgate, resulting in a termination fee of Cdn$25 million being paid to Primero.  These events have no significant effect on Silver Wheaton’s silver purchase agreement.

During the three months ended June 30, 2011, Primero achieved the 3.5 million ounce delivery threshold.  Accordingly, Silver Wheaton received 50% of the silver produced from San Dimas above such threshold until August 6, 2011, after which Silver Wheaton received 100% of the silver produced from San Dimas.  During the three months ended September 30, 2011, there was approximately 0.5 million ounces produced from San Dimas in excess of the above noted threshold, of which Silver Wheaton received 50%.

As of September 30, 2011, the Company has received in excess of 43 million ounces of silver related to San Dimas under the agreement, generating cumulative operating cash flows of $482 million.  As at December 31, 2010, the San Dimas mine had proven and probable reserves of 62.9 million ounces of silver and inferred resources of 178.7 million ounces of silver (as described in the Reserves and Resources section of this MD&A).

Zinkgruvan

On December 8, 2004, the Company entered into an agreement with Lundin Mining Corporation (“Lundin”) to acquire 100% of the silver produced by Lundin’s Zinkgruvan mining operations in Sweden for the life of mine.

As of September 30, 2011, the Company has received approximately 12 million ounces of silver relating to the Zinkgruvan mine under the agreement, generating cumulative operating cash flows of $138 million.  As at June 30, 2010, Zinkgruvan had proven and probable silver reserves of 36.4 million ounces, measured and indicated silver resources of 15.7 million ounces and inferred silver resources of 12.6 million ounces (as described in the Reserves and Resources section of this MD&A).

Yauliyacu

On March 23, 2006, the Company entered into an agreement with Glencore International AG (“Glencore”) to acquire an amount equal to 100% of the silver produced from Glencore’s Yauliyacu mining operations in Peru, up to a maximum of 4.75 million ounces per year, for a period of 20 years.  In the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the amount sold to Silver Wheaton in subsequent years will be increased to make up for the shortfall, to the extent production allows.  During the term of the agreement, Silver Wheaton has a right of first refusal on any future sales of silver streams from the Yauliyacu mine and a right of first offer on future sales of silver streams from any other mine owned by Glencore at the time of the initial transaction.

Since mid 2009, concentrate shipments from the Yauliyacu mine have been affected by the shut-down of the Doe Run Peru La Oroya smelter, the largest buyer of the bulk concentrate produced at the mine.  Since that time, alternative smelting arrangements have been made by Glencore for a portion of the stockpiled bulk concentrates at Yauliyacu, leading to an inconsistent delivery schedule and delaying the eventual complete reduction of this bulk concentrate. In the second quarter of 2011, Glencore began producing separate, and more marketable, copper and lead concentrates, replacing the bulk concentrate. The consistency and quantity of these new concentrates has now stabilized, with more consistent silver deliveries to Silver Wheaton from the copper concentrates expected in future quarters.  Discussions between Glencore and prospective offtakers for the new lead concentrates are ongoing, however Glencore expects them to be finalized in early 2012.   As at September 30, 2011, approximately 1.8 million ounces of cumulative payable silver equivalent ounces have been produced at Yauliyacu but not yet delivered to the Company. Approximately 900,000 ounces is attributable to the bulk concentrate, while 900,000 ounces is attributable to the new copper and lead concentrates.

As of September 30, 2011, the Company has received in excess of 14 million ounces of silver relating to the Yauliyacu mine under the agreement, generating cumulative operating cash flows of $167 million.  As at July 31, 2010, Yauliyacu had proven and probable silver reserves of 12.6 million ounces, measured and indicated silver resources of 21.8 million ounces and inferred silver resources of 95.1 million ounces (as described in the Reserves and Resources section of this MD&A).

Peñasquito

On July 24, 2007, the Company entered into an agreement to acquire an amount equal to 25% of the silver produced from Goldcorp’s Peñasquito mining operations in Mexico for the life of mine.

As per its October 26, 2011 MD&A, Goldcorp continues to focus on ramping up metal production, with ore grades and metal recoveries as anticipated. The mine remains on track to achieve its revised schedule of full production capacity of 130,000 tonnes per day by the end of the first quarter of 2012.  Lower production was experienced during July and

SILVER WHEATON THIRD QUARTER REPORT [4]

August as sulphide plant modifications and tests were completed. However, normal operating conditions in September led to record weekly and monthly plant throughput in excess of 100,000 tonnes per day.

Progress continued on the supplemental ore feed system in order to ensure a sufficient quantity of pebble feed to the high pressure grinding roll circuit.  An additional project underway to increase the height of the tailings dam proceeded as planned. In conjunction with this project, additional water supplies, required for the grinding and process plant, have been added to eliminate current and potential future water shortfalls. Completion of these projects is the final step in bringing the Peñasquito plant’s throughput to its full design capacity.

As of September 30, 2011, the Company has received in excess of 7 million ounces of silver related to the Peñasquito mine under the agreement, generating cumulative operating cash flows of $164 million.  As at December 31, 2010, the Company’s 25% share of the Peñasquito proven and probable silver reserves was 276.3 million ounces, measured and indicated silver resources was 68.1 million ounces and inferred silver resources was 10.3 million ounces (as described in the Reserves and Resources section of this MD&A).

Minto

On May 21, 2009, the Company completed the acquisition of Silverstone Resources Corp. (the “Silverstone Acquisition”).  As part of the Silverstone Acquisition, the Company acquired a precious metal purchase agreement with Capstone Mining Corp. (“Capstone”) to acquire 100% of the silver and gold produced (subject to certain thresholds) from Capstone’s Minto mine in Canada for the life of mine.  The Company is entitled to acquire 100% of all the silver produced and 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.   The silver production, sales and related costs associated with this agreement are reflected in these financial statements as part of Other mines.

As of September 30, 2011, the Company has received approximately 0.4 million ounces of silver and 57,000 ounces of gold related to the Minto mine under the agreement, generating cumulative operating cash flows of  $62 million.  As at December 31, 2010, Minto had proven and probable reserves of 2.1 million ounces of silver and 250,000 ounces of gold, measured and indicated resources of 2.4 million ounces of silver and 230,000 ounces of gold and inferred resources of 0.5 million ounces of silver and 50,000 ounces of gold (as described in the Reserves and Resources section of this MD&A).

Cozamin

As part of the Silverstone Acquisition, the Company acquired a silver purchase agreement with Capstone to acquire 100% of the silver produced from Capstone’s Cozamin mine in Mexico for a period of 10 years, commencing on April 4, 2007.

As of September 30, 2011, the Company has received in excess of 3 million ounces of silver related to the Cozamin mine under the agreement, generating cumulative operating cash flows of $66 million.  As at December 31, 2009, Cozamin had proven and probable silver reserves of 17.4 million ounces, measured and indicated silver resources of 3.3 million ounces and inferred silver resources of 5.7 million ounces (as described in the Reserves and Resources section of this MD&A).

Barrick

On September 8, 2009, the Company entered into an agreement with Barrick Gold Corporation (“Barrick”) to acquire an amount equal to 25% of the life of mine silver production from its Pascua-Lama project, as well as 100% of the silver production from its Lagunas Norte, Pierina and Veladero1 mines (the “Barrick mines”) until the end of 2013.   Silver Wheaton will make total upfront cash payments of $625 million, of which $487.5 million has been paid to date. The remaining $137.5 million is due on the third anniversary of the transaction.

Barrick has provided Silver Wheaton with a completion guarantee, requiring them to complete Pascua-Lama to at least 75% of design capacity by December 31, 2015.  During 2014 and 2015, Silver Wheaton will be entitled to the silver production from the currently producing mines to the extent of any production shortfall at Pascua-Lama, until Barrick satisfies the completion guarantee. If the requirements of the completion guarantee have not been satisfied by December 31, 2015, the agreement may be terminated by Silver Wheaton. In such an event, Silver Wheaton will be entitled to the return of the upfront cash consideration of $625 million less a credit for silver delivered up to the date of that event.

1	Silver Wheaton's attributable silver production is subject to a maximum of 8% of the silver contained in the ore mined at Veladero during the period.

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As stated by Barrick in its Q3 2011 MD&A, the Pascua-Lama project remains on track to commence production in mid-2013, with over 50% of the pre-production capital budget of $4.7 to $5.0 billion committed.  At the end of the third quarter, earthworks in Chile and Argentina were approximately 80% and 60% complete, respectively. Once in production, Pascua-Lama is forecast to be one of the largest and lowest cost gold mines in the world with an expected mine life in excess of 25 years. In its first full five years of operation, Silver Wheaton’s attributable silver production is expected to average nine million ounces annually.

In November 2010, Argentina passed a federal glacier protection law that bans new mining exploration and exploitation activities on glaciers and in the “peri-glacial” environment, and subjects ongoing mining activities to an environmental audit.   If such an audit identifies significant impacts on glaciers and the peri-glacial environment, the relevant authority is empowered to take action, which according to the legislation, could include the suspension or relocation of the activity.   As stated by Barrick in its Q3 2011 financial statements and related MD&A, Barrick’s view is that its activities do not take place on glaciers, and are undertaken pursuant to existing environmental approvals with which it complies.  In November 2010, in response to legal actions brought against the National State by local unions, and San Juan based mining and construction chambers, as well as by certain of Barrick’s subsidiaries, the Federal Court in the Province of San Juan granted injunctions, based on the unconstitutionality of the federal legislation, suspending the application of the legislation in the Province and in particular relating to Veladero and Pascua-Lama.  In December 2010, the Province of San Juan became a party to the actions, joining the challenge to the constitutionality of the federal legislation.  As a result, the actions have been moved to the National Supreme Court of Justice of Argentina to determine the constitutionality of the legislation.

As stated by Barrick in its Q3 2011 financial statements and related MD&A, the National Supreme Court of Justice of Argentina issued a decision determining that this case falls within its jurisdiction.  The National State has filed a remedy for revocation of the decision of the Federal Court in the Province of San Juan to grant injunctions suspending the application of the federal law in the Province of San Juan.  Barrick answered this remedy on June 29th, 2011.

As of September 30, 2011, the Company has received approximately 6 million ounces of silver related to the Barrick mines under the agreement, generating cumulative operating cash flows of $120 million.  As at December 31, 2010, the Company’s 25% share of the Pascua-Lama proven and probable silver reserves was 167.9 million ounces, measured and indicated silver resources was 41.4 million ounces and inferred silver resources was 3.7 million ounces (as described in the Reserves and Resources section of this MD&A). In addition, the Company’s estimated share of the silver resources contained in the Lagunas Norte, Pierina, and Veladero mines is 63.9 million ounces of proven and probable silver reserves.

Other

Other silver and gold interests consist of the following:

i.
An agreement with Goldcorp to acquire 100% of the silver production from its Los Filos mine in Mexico for a period of 25 years, commencing October 15, 2004.  In addition, pursuant to Goldcorp’s sale of the San Dimas mine, Goldcorp is obligated to deliver to Silver Wheaton 1.5 million ounces of silver per year until August 6, 2014, which is reflected in these financial statements as part of the silver production and sales relating to San Dimas;

ii.	An agreement with Mercator Minerals Ltd. (“Mercator”) to acquire an amount equal to 100% of the life of mine silver production from its Mineral Park mine in the United States;

iii.	An agreement with Hellas Gold S.A., a subsidiary of European Goldfields Ltd., to acquire 100% of the life of mine silver production from its 95% owned Stratoni mine in Greece;

iv.	An agreement with Farallon Mining Ltd., a subsidiary of Nyrstar NV, to acquire an amount equal to 75% of the life of mine silver production from its Campo Morado mine in Mexico;

v.
An agreement with Alexco Resource Corp. (“Alexco”) to acquire an amount equal to 25% of the life of mine silver production from its Keno Hill silver district in Canada, including the currently producing Bellekeno mine;

vi.	An agreement with I’M SGPS to acquire 100% of the silver production from its Aljustrel mine in Portugal for a period of 50 years, commencing June 5, 2007;

vii.	An agreement with Lundin to acquire 100% of the silver production from its Neves-Corvo mine in Portugal for a period of 50 years, commencing June 5, 2007;

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viii.
An agreement with Pan American Silver Corp. (“Pan American”) to acquire an amount equal to 12.5% of the life of mine silver production from the Loma de La Plata zone of the Navidad project in Argentina, the definitive terms of which are in the process of being finalized; and

ix.	An agreement with Augusta Resource Corporation (“Augusta”) to acquire an amount equal to 100% of the life of mine silver and gold production from the Rosemont Copper project in the United States.

As per Mercator’s October 4, 2011 press release, construction of the Phase II expansion to 50,000 tons per day was completed at its Mineral Park mine during the third quarter of 2011. During the quarter, the plant operated individual days in excess of 60,000 tons per day and averaged over 45,000 tons per day in the first 45 days of commissioning.

As of September 30, 2011, the Company has received in excess of 10 million ounces of silver under these agreements, generating cumulative operating cash flows of $168 million.

Long-Term Investments

The Company from time to time will invest in securities of publicly listed mining companies for strategic purposes.  The Company held the following investments as at September 30, 2011:

	September 30	December 31	January 1
(in thousands)	2011	2010	2010
Common shares held	$138,347	$278,748	$72,502
Warrants held	2,320	5,700	1,245
	$140,667	$284,448	$73,747

Common Shares Held

	Sept 30 2011	Three Months Ended Sept 30 2011	Nine Months Ended Sept 30 2011	Nine Months Ended Sept 30 2011	Dec 31 2010	Jan 1 2010
(in thousands)	Fair Value	Fair Value Adjustment Gains (Losses) Included in OCI		Realized Gain on Disposal	Fair Value	Fair Value
Bear Creek	$50,560	$(2,398)	$(76,135)	$-	$126,695	$38,232
Revett	19,701	(2,883)	(5,135)	-	24,836	5,815
Mines Management	4,115	(1,226)	(6,241)	-	10,356	6,856
Sabina	33,110	(38,476)	(32,884)	-	65,994	9,241
Other	30,861	(6,546)	(9,411)	4,532	50,867	12,358
	$138,347	$(51,529)	$(129,806)	$4,532	$278,748	$72,502

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Warrants Held

	Sept 30 2011	Three Months Ended Sept 30 2011	Nine Months Ended Sept 30 2011	Nine Months Ended Sept 30 2011	Dec 31 2010	Jan 1 2010
(in thousands)	Fair Value	Fair Value Adjustment Gains (Losses) Included in Net Earnings		Realized Loss on Disposal	Fair Value	Fair Value
Revett	$553	$(116)	$(243)	$-	$796	$282
Other	1,767	(481)	(3,137)	(16)	4,904	963
	$2,320	$(597)	$(3,380)	$(16)	$5,700	$1,245

The Company’s long-term investments in common shares held are not “held for trading”.  Instead, they are held for long-term strategic purposes. Upon the application of IFRS 9, Financial Instruments, the Company has chosen to designate these long-term investments in common shares held as financial assets with fair value adjustments being recorded through other comprehensive income as it believes that this provides a more meaningful presentation for long-term strategic investments, rather than reflecting changes in fair value in net earnings.

While long-term investments in warrants held are also held for long-term strategic purposes, they meet the definition of a derivative and therefore are classified as financial assets with fair value adjustments being recorded through net earnings.   Gains and losses related to long-term investments in warrants held are reflected as a component of net earnings under the classification “other expense (income)”.  Warrants that are not listed on a stock exchange have been valued using a Black-Scholes option pricing model.

During the three months ended September 30, 2011, the value of the Company’s long-term investments in common shares held declined by $51.5 million.  This decline was largely driven by the $38.5 million decrease in the value of the Company’s investment in Sabina Gold & Silver Corp. (“Sabina”).

During the nine months ended September 30, 2011, the value of the Company’s long-term investments in common shares held declined by $129.8 million.  This decline was largely driven by the decrease in the value of the Company’s investment in Sabina in the amount of $32.9 million and Bear Creek Mining Corporation (“Bear Creek”) in the amount of $76.1 million.  The value of Bear Creek was adversely affected by an action by the Peruvian government relating to Bear Creek’s title over the mineral concessions covering the Santa Ana Project.  As stated by Bear Creek in its July 13, 2011 press release, Bear Creek has filed an application for a Constitutional injunction in Peru, known as an Amparo, against the Peruvian Government.  The objective of the legal actions are to seek injunctive relief against the cancellation of Bear Creek’s rights to its Santa Ana mineral concessions until a court determines whether the Peruvian Government violated Bear Creek’s constitutional rights when it issued the June 2011 Supreme Decree.  Bear Creek’s position is that it has complied with all legal requirements and Environmental and Social Impact Assessment procedures, including public consultations which exceeded the requirements of the law. Bear Creek maintains that there was no basis for modifying the Presidential Supreme Decree granted to Bear Creek in 2007 which granted Bear Creek titles to the mineral concessions in full accordance with the law.  Bear Creek also stated in its October 11, 2011 press release that a negotiated settlement remains the preferred outcome for the Santa Ana silver project despite the legal actions taken.

As a result of the above noted decline in the fair value of its long-term investments in common shares held, the Company has partially reversed its previously recorded deferred income tax liability related to these long-term investments, with the associated $12.7 million deferred income tax recovery being reflected as a component of other comprehensive income during the nine months ended September 30, 2011.

SILVER WHEATON THIRD QUARTER REPORT [8]

Summary of Ounces Produced and Sold

	2011			2010				2009
(in thousands)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Silver ounces produced 1
San Dimas 2	1,245	1,150	1,606	1,586	1,255	1,110	1,206	1,275
Zinkgruvan	379	414	508	428	508	478	387	505
Yauliyacu	608	674	683	651	633	692	737	783
Peñasquito	1,162	1,282	1,207	1,260	1,109	866	557	441
Cozamin	395	414	325	335	381	286	401	388
Barrick 3	794	741	722	458	682	697	780	756
Other 4	1,272	1,153	1,088	1,245	1,069	1,240	947	1,068
	5,855	5,828	6,139	5,963	5,637	5,369	5,015	5,216
Silver equivalent ounces of gold produced 5
Minto	257	261	97	205	402	522	645	471
Silver equivalent ounces produced	6,112	6,089	6,236	6,168	6,039	5,891	5,660	5,687
Silver ounces sold
San Dimas 2	1,232	1,149	1,748	1,438	1,274	1,076	1,206	1,264
Zinkgruvan	319	401	321	421	635	313	498	357
Yauliyacu	11	471	120	470	87	517	581	1,027
Peñasquito	1,382	961	941	1,169	692	656	424	191
Cozamin	335	281	271	411	306	412	281	359
Barrick 3	747	726	680	482	533	727	783	751
Other 4	770	862	741	1,139	750	943	654	725
	4,796	4,851	4,822	5,530	4,277	4,644	4,427	4,674
Silver equivalent ounces of gold sold 5
Minto	316	227	83	127	411	496	571	441
Silver equivalent ounces sold	5,112	5,078	4,905	5,657	4,688	5,140	4,998	5,115
Gold / silver ratio 5	50.4	40.1	33.0	49.7	57.7	65.4	66.3	62.7
Cumulative payable silver equivalent ounces produced but not yet delivered 6	3,805	3,537	3,018	2,275	2,174	1,403	1,437	1,035

1)	Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions and certain production figures are based on management estimates.
2)
Beginning in the third quarter of 2010, the ounces produced and sold include ounces received from Goldcorp in connection with Goldcorp’s four year commitment  to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

3)	Comprised of the Lagunas Norte, Pierina and Veladero silver interests.
4)
Comprised of the Los Filos, Mineral Park, Neves-Corvo, Stratoni, Keno Hill, Minto, Aljustrel and Campo Morado silver interests in addition to the previously owned La Negra and San Martin silver interests.

5)
Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver.

6)	Based on management estimates.

SILVER WHEATON THIRD QUARTER REPORT [9]

Quarterly Financial Review

	2011			2010				2009 1
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Total silver ounces sold (000's)	4,796	4,851	4,822	5,530	4,277	4,644	4,427	4,674
Average realized silver price 2	$36.44	$38.38	$32.00	$26.41	$19.51	$18.46	$17.27	$17.63
Silver sales (000's)	$174,733	$186,191	$154,304	$146,030	$83,409	$85,759	$76,462	$82,409
Total gold ounces sold	6,280	5,674	2,524	2,562	7,127	7,584	8,611	7,033
Average realized gold price 2	$1,666	$1,509	$1,537	$1,384	$1,323	$1,219	$1,100	$1,158
Gold sales (000's)	$10,462	$8,561	$3,879	$3,547	$9,425	$9,245	$9,476	$8,142
Total silver equivalent ounces sold (000's) 3	5,112	5,078	4,905	5,657	4,688	5,140	4,998	5,115
Average realized silver equivalent price 2	$36.23	$38.35	$32.24	$26.44	$19.81	$18.48	$17.20	$17.70
Total sales (000's)	$185,195	$194,752	$158,183	$149,577	$92,834	$95,004	$85,938	$90,551
Average cash cost, silver 2, 4	$3.99	$3.98	$3.98	$3.97	$3.98	$3.97	$3.97	$3.97
Average cash cost, gold 2, 4	$300	$300	$300	$300	$300	$300	$300	$300
Average cash cost, silver equivalent 2, 3, 4	$4.12	$4.14	$4.07	$4.02	$4.09	$4.03	$4.04	$4.04
Net earnings (000's)
As reported under GAAP 1	-	-	-	$122,972	$69,234	$53,258	$44,630	$50,811
Adjustments under IFRS
(Loss) gain on fair value adjustment of warrants issued	-	-	-	(56,832)	(45,276)	(37,408)	6,306	(43,305)
Reallocation of realized gain on disposal of long-term investments	-	-	-	-	-	(151)	-	(55)
Income tax expense	-	-	-	(2,242)	(287)	(446)	(377)	-
As reported under IFRS	$135,040	$148,065	$122,176	$63,898	$23,671	$15,253	$50,559	$7,451
Earnings per share
Basic
As reported under GAAP 1	-	-	-	$0.35	$0.20	$0.16	$0.13	$0.15
IFRS adjustments	-	-	-	(0.17)	(0.13)	(0.12)	0.02	(0.13)
As reported under IFRS	$0.38	$0.42	$0.35	$0.18	$0.07	$0.04	$0.15	$0.02
Diluted
As reported under GAAP 1	-	-	-	$0.35	$0.20	$0.15	$0.13	$0.15
IFRS adjustments	-	-	-	(0.17)	(0.13)	(0.11)	-	(0.13)
As reported under IFRS	$0.38	$0.42	$0.34	$0.18	$0.07	$0.04	$0.13	$0.02
Cash flow from operations (000's)	$167,247	$168,292	$127,207	$124,687	$70,485	$66,990	$57,600	$70,981
Cash flow from operations per share 4
Basic	$0.47	$0.48	$0.36	$0.36	$0.20	$0.20	$0.17	$0.21
Diluted	$0.47	$0.47	$0.36	$0.36	$0.20	$0.19	$0.17	$0.21
Total assets (000's)	$2,760,675	$2,807,346	$2,757,065	$2,635,383	$2,363,943	$2,379,790	$2,286,425	$2,237,224
Total liabilities (000's)	$229,676	$359,544	$363,131	$373,434	$507,077	$613,115	$554,222	$513,299
Total shareholders' equity (000's)	$2,530,999	$2,447,802	$2,393,934	$2,261,949	$1,856,866	$1,766,675	$1,732,203	$1,723,925

1)
2009 comparative figures have been presented in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”), with IFRS adjustments related to (i) the fair value adjustment on warrants issued and (ii) the reallocation of the realized accounting gain on the disposal of long-term investments in common shares held from a component of net earnings to a component of other comprehensive income.

2)	Expressed as United States dollars per ounce.
3)
Gold ounces sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver.

4)	Refer to discussion on non-IFRS measures on page 16 of this MD&A.

Changes in sales, net earnings and cash flow from operations from quarter to quarter are affected primarily by fluctuations in production at the mines, the timing of shipments, changes in the price of silver as well as acquisitions of silver purchase agreements and the commencement of operations of mines under construction.

SILVER WHEATON THIRD QUARTER REPORT [10]

Results of Operations and Operational Review

The Company currently has nine business segments: the silver produced by the San Dimas, Zinkgruvan, Yauliyacu, Peñasquito, Cozamin, Barrick and Other mines, the gold produced by the Minto mine and corporate operations.

Three Months Ended September 30, 2011
	Ounces produced 2	Ounces sold	Sales	Average realized price ($'s per ounce)	Average cash cost ($'s per ounce) 3	Average depletion ($'s per ounce)	Net earnings	Cash flow from (used in) operations
Silver
San Dimas 4	1,245	1,232	$42,567	$34.56	$4.07	$0.71	$36,675	$37,550
Zinkgruvan	379	319	12,168	38.15	4.08	1.69	10,326	12,406
Yauliyacu	608	11	454	41.31	4.02	5.02	355	410
Peñasquito	1,162	1,382	49,401	35.75	3.96	2.41	40,601	43,929
Cozamin	395	335	12,270	36.58	4.08	4.62	9,350	11,752
Barrick 5	794	747	28,681	38.42	3.90	3.60	23,081	25,770
Other 6	1,272	770	29,192	37.90	3.94	4.60	22,609	26,823
	5,855	4,796	$174,733	$36.44	$3.99	$2.62	$142,997	$158,640
Gold
Minto	5,110	6,280	10,462	1,666	300	169	7,515	9,114
Silver Equivalent 7	6,112	5,112	$185,195	$36.23	$4.12	$2.67	$150,512	$167,754
Corporate
General and administrative							$(6,311)
Other							(9,161)
Total corporate							$(15,472)	$(507)
	6,112	5,112	$185,195	$36.23	$4.12	$2.67	$135,040	$167,247

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)	Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions and certain production figures are based on management estimates.
3)	Refer to discussion on non-IFRS measures on page 16 of this MD&A.
4)
Results for San Dimas include 375,000 ounces received from Goldcorp in connection with Goldcorp’s four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

5)	Comprised of the Lagunas Norte, Pierina and Veladero silver interests.
6)	Comprised of the Los Filos, Mineral Park, Neves-Corvo, Stratoni, Keno Hill, Minto, Campo Morado and Aljustrel silver interests.
7)
Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver.

SILVER WHEATON THIRD QUARTER REPORT [11]

Three Months Ended September 30, 2010
	Ounces produced 2	Ounces sold	Sales	Average realized price ($'s per ounce)	Average cash cost ($'s per ounce) 3	Average depletion ($'s per ounce)	Net earnings	Cash flow from (used in) operations
Silver
San Dimas 4	1,255	1,274	$25,613	$20.11	$4.04	$0.78	$19,471	$20,468
Zinkgruvan	508	635	12,680	19.95	4.04	1.72	9,021	9,522
Yauliyacu	633	87	1,548	17.79	3.98	3.47	900	1,202
Peñasquito	1,109	692	12,980	18.76	3.90	2.54	8,521	10,281
Cozamin	381	306	5,825	19.06	4.04	4.62	3,177	4,868
Barrick 5	682	533	10,202	19.16	3.90	3.58	6,218	8,281
Other 6	1,069	750	14,561	19.42	3.93	4.46	8,268	11,085
	5,637	4,277	$83,409	$19.51	$3.98	$2.53	$55,576	$65,707
Gold
Minto	6,961	7,127	9,425	1,323	300	237	5,599	5,972
Silver Equivalent 7	6,039	4,688	$92,834	$19.81	$4.09	$2.67	$61,175	$71,679
Corporate
General and administrative							$(4,947)
Loss on fair value adjustment of Canadian dollar share purchase warrants issued							(45,276)
Other							12,719
Total corporate							$(37,504)	$(1,194)
	6,039	4,688	$92,834	$19.81	$4.09	$2.67	$23,671	$70,485

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)	Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions and certain production figures are based on management estimates.
3)	Refer to discussion on non-IFRS measures on page 16 of this MD&A.
4)
Results for San Dimas include 250,000 ounces received from Goldcorp in connection with Goldcorp’s four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

5)	Comprised of the Lagunas Norte, Pierina and Veladero silver interests.
6)	Comprised of the Los Filos, Mineral Park, Neves-Corvo, Stratoni, Minto and Campo Morado silver interests in addition to the previously owned La Negra and San Martin silver interests.
7)
Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver.

For the three months ended September 30, 2011, net earnings and cash flow from operations were $135.0 million and $167.2 million, respectively, compared with $23.7 million and $70.5 million for the comparable period in 2010, with the variance being primarily attributable to the following factors:

•	12% increase in the number of silver ounces sold, primarily due to:

•	100% increase in silver deliveries from Peñasquito reflecting the continued ramping up of milling operations, partially offset by;

•
50% decrease in silver deliveries from Zinkgruvan.  As per Lundin’s October 26, 2011 press release, metal production, including silver, at Zinkgruvan was lower than expected due to technical problems in the grinding mills in the zinc/lead plant. Elevated vibrations experienced during the quarter were controlled by reducing the zinc mill throughput which in turn led to lower than expected silver produced in concentrate. Normal mill throughput rates are expected to resume after re‐setting of the girth gear in October 2011; and

•	87% increase in the average realized selling price of silver; and

•	A $22.0 million decrease in corporate costs, as explained in the Corporate Costs section of this MD&A ($0.7 million decrease from a cash flow perspective).

SILVER WHEATON THIRD QUARTER REPORT [12]

Nine Months Ended September 30, 2011
	Ounces produced 2	Ounces sold	Sales	Average realized price ($'s per ounce)	Average cash cost ($'s per ounce) 3	Average depletion ($'s per ounce)	Net earnings	Cash flow from (used in) operations
Silver
San Dimas 4	4,001	4,129	$143,736	$34.81	$4.05	$0.71	$124,059	$125,902
Zinkgruvan	1,301	1,041	39,437	37.88	4.08	1.69	33,427	35,316
Yauliyacu	1,965	602	21,641	35.95	4.01	5.02	16,205	19,226
Peñasquito	3,651	3,284	115,695	35.24	3.93	2.41	94,901	102,808
Cozamin	1,134	887	31,204	35.14	4.07	4.62	23,487	30,325
Barrick 5	2,257	2,153	77,781	36.12	3.90	3.58	61,685	67,826
Other 6	3,513	2,373	85,734	36.13	3.94	4.29	66,209	76,113
	17,822	14,469	$515,228	$35.61	$3.98	$2.60	$419,973	$457,516
Gold
Minto	14,545	14,478	22,902	1,582	300	169	16,109	17,926
Silver Equivalent 7	18,437	15,095	$538,130	$35.65	$4.11	$2.65	$436,082	$475,442
Corporate
General and administrative							$(19,065)
Other							(11,736)
Total corporate							$(30,801)	$(12,696)
	18,437	15,095	$538,130	$35.65	$4.11	$2.65	$405,281	$462,746

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)	Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions and certain production figures are based on management estimates.
3)	Refer to discussion on non-IFRS measures on page 16 of this MD&A.
4)
Results for San Dimas include 1,125,000 ounces received from Goldcorp in connection with Goldcorp's four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

5)	Comprised of the Lagunas Norte, Pierina and Veladero silver interests.
6)	Comprised of the Los Filos, Mineral Park, Neves-Corvo, Stratoni, Keno Hill, Minto, Campo Morado and Aljustrel silver interests.
7)
Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver.

SILVER WHEATON THIRD QUARTER REPORT [13]

				Nine Months Ended September 30, 2010
	Ounces produced 2	Ounces sold	Sales	Average realized price ($'s per ounce)	Average cash cost ($'s per ounce) 3	Average depletion ($'s per ounce)	Net earnings	Cash flow from (used in) operations
Silver
San Dimas 4	3,571	3,556	$66,463	$18.69	$4.04	$0.78	$49,308	$52,099
Zinkgruvan	1,373	1,446	26,964	18.64	4.04	1.72	18,635	19,578
Yauliyacu	2,062	1,185	21,372	18.04	3.98	3.47	12,545	16,662
Peñasquito	2,532	1,772	32,466	18.32	3.90	2.54	21,050	25,556
Cozamin	1,068	999	18,226	18.26	4.03	4.62	9,590	14,524
Barrick 5	2,159	2,043	36,942	18.08	3.90	3.54	21,749	25,896
Other 6	3,256	2,347	43,197	18.40	3.92	4.34	23,803	33,730
	16,021	13,348	$245,630	$18.40	$3.97	$2.69	$156,680	$188,045
Gold
Minto	24,665	23,321	28,146	1,207	300	235	15,658	19,357
Silver Equivalent 7	17,590	14,826	$273,776	$18.47	$4.05	$2.79	$172,338	$207,402
Corporate
General and administrative							$(18,260)
Loss on fair value adjustment of Canadian dollar share purchase warrants issued							(76,378)
Other							11,782
Total corporate							$(82,856)	$(12,327)
	17,590	14,826	$273,776	$18.47	$4.05	$2.79	$89,482	$195,075

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)	Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions and certain production figures are based on management estimates.
3)	Refer to discussion on non-IFRS measures on page 16 of this MD&A.
4)
Results for San Dimas include 1,000,000 ounces received from Goldcorp in connection with Goldcorp’s four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

5)	Comprised of the Lagunas Norte, Pierina and Veladero silver interests.
6)	Comprised of the Los Filos, Mineral Park, Neves-Corvo, Stratoni, Minto and Campo Morado silver interests in addition to the previously owned La Negra and San Martin silver interests.
7)
Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver.

For the nine months ended September 30, 2011, net earnings and cash flow from operations were $405.3 million and $462.7 million, respectively, compared with $89.5 million and $195.1 million for the comparable period in 2010, with the variance being attributable to the following factors:

•	8% increase in the number of silver ounces sold, primarily due to:

•
16% increase in silver deliveries relating to San Dimas reflecting the delivery of 1.1 million ounces due from Goldcorp in connection with Goldcorp’s four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero; and

•	85% increase in silver deliveries from Peñasquito reflecting the continued ramping up of milling operations; partially offset by

•
The timing of shipments of stockpiled concentrate, primarily relating to Yauliyacu and Zinkgruvan, with Yauliyacu reflecting the delay in processing bulk concentrate as a result of the closing of the Doe Run smelter;

•	38% decrease in the number of gold ounces sold due to lower grade stockpiled ore processed after cessation of mining from the Stage 4 Main Pit at the Minto mine;

•	94% increase in the average realized selling price of silver;

•	31% increase in the average realized selling price of gold; and

•	A $52.1 million decrease in corporate costs, as explained in the Corporate Costs section of this MD&A ($0.4 million increase from a cash flow perspective).

SILVER WHEATON THIRD QUARTER REPORT [14]

Corporate Costs

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2011	2010	2011	2010
General and administrative	$4,611	$3,641	$14,296	$11,829
Equity settled stock based compensation (a non-cash item)	1,700	1,306	4,769	6,431
Total general and administrative	$6,311	$4,947	$19,065	$18,260
Loss on fair value adjustment of Canadian dollar share purchase warrants issued	-	45,276	-	76,378
Foreign exchange gain	(11)	(505)	(518)	(687)
Other expense (income)	787	(7,717)	4,139	(7,421)
Deferred income tax expense (recovery)	8,385	(4,497)	8,115	(3,674)
Total corporate costs	$15,472	$37,504	$30,801	$82,856

For the three months ended September 30, 2011, corporate costs decreased by $22.0 million over the comparable period in the previous year, primarily due to a $45.3 million non-cash, fair value loss recorded during the third quarter of 2010 on the Company’s previously issued and outstanding share purchase warrants which had an exercise price denominated in Canadian dollars.  As more fully described in Note 10 to the financial statements, these warrants are classified as a financial liability with any fair value adjustments being reflected as a component of net earnings.  This decrease in costs was partially offset by (i) an $8.5 million increase in other expense (income), primarily attributable to a $7.9 million non-cash, fair value gain recorded during the third quarter of 2010 on the Company’s share purchase warrants held and; (ii) a non-cash deferred income tax expense of $8.4 million recorded during the third quarter of 2011, attributable primarily to income from Canadian operations and the reversal of previously recognized deferred income tax assets relating to the decline in fair value of long-term investments in common shares held.

For the nine months ended September 30, 2011, corporate costs decreased by $52.1 million over the comparable period in the previous year, primarily due to (i) a $76.4 million non-cash, fair value loss recorded during the nine months ended September 30, 2010 on the Company’s previously issued and outstanding share purchase warrants which had an exercise price denominated in Canadian dollars and; (ii) a $1.7 million decrease in equity settled stock based compensation (a non-cash item).  These decreases in costs were partially offset by (i) a $2.5 million increase in general and administrative costs primarily due to increased corporate activity; (ii) an $11.6 million increase in other expense (income), primarily attributable to an $8.1 million non-cash, fair value gain on the Company’s share purchase warrants held recorded during the third quarter of 2010; and (iii) a non-cash deferred income tax expense of $8.1 million recorded during the nine months ended September 30, 211, primarily attributable to income from Canadian operations and the reversal of previously recognized deferred income tax assets relating to the decline in fair value of long-term investments in common shares held.

The Company incurred interest costs of $4.6 million (nine months - $13.8 million) during the third quarter of 2011, of which $4.4 million (nine months - $13.0 million) represents accreted interest on the future payments due in relation to the Barrick silver interest, with the remainder being attributable to interest on bank debt.  All of the interest costs incurred during the period have been capitalized in relation to the Barrick silver interest.  For the same periods in 2010, the Company incurred interest costs of $6.7 million (nine months - $20.0 million), of which $6.4 million (nine months - $18.9 million) represents accreted interest on the future payments due in relation to the Barrick silver interest, with the remainder being attributable to interest on bank debt.  All of the interest costs incurred during the three months ended September 30, 2010 were capitalized in relation to the Keno Hill and Barrick silver interests (nine months – capitalized to the Peñasquito, Keno Hill and Barrick silver interests).

SILVER WHEATON THIRD QUARTER REPORT [15]

Non-IFRS Measures

Silver Wheaton has included, throughout this document, certain non-IFRS performance measures, including (i) average cash costs of silver and gold on a per ounce basis; (ii) operating cash flows per share (basic and diluted); (iii) cash operating margin and; (iv) adjusted net earnings and adjusted net earnings per share.

i.
Average cash cost of silver and gold on a per ounce basis is calculated by dividing the cost of sales by the ounces sold.  In the precious metals mining industry, this is a common performance measure but does not have any standardized meaning.  The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.

ii.
Cash operating margin is calculated by subtracting the average cash cost of silver and gold on a per ounce basis from the average realized selling price of silver and gold on a per ounce basis.  The Company presents cash operating margin as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metals mining industry who present results on a similar basis.

iii.
Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted).  The Company presents operating cash flow per share as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metals mining industry who present results on a similar basis.

iv.
Adjusted net earnings and adjusted net earnings per share is calculated by removing the effects of the non-cash, fair value adjustment on the Company’s previously issued and outstanding share purchase warrants which had an exercise price denominated in Canadian dollars from net earnings of the Company.  As more fully described in Note 10 to the financial statements, these warrants are classified as a financial liability with any fair value adjustments being reflected as a component of net earnings.  The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors use this information to evaluate the Company’s performance.

These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.  The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Liquidity and Capital Resources

As at September 30, 2011, the Company had cash and cash equivalents of $715.6 million (December 31, 2010 - $428.6 million) and working capital of $555.5 million (December 31, 2010 – $264.8 million).  The Company invests surplus cash in short-term, high credit quality, money market instruments.

In addition to cash on hand, the Company has $400 million available under its revolving bank debt facility as at September 30, 2011 as more fully described in Note 8 to the Financial Statements.  In the opinion of management, cash flows, cash balances and available credit facilities are sufficient to support the Company’s normal operating requirements on an ongoing basis.

Three Months Ended September 30, 2011

During the three months ended September 30, 2011, the Company generated operating cash flows of $167.2 million compared with $70.5 million during the comparable period of 2010, with the increase being primarily attributable to increased selling prices of silver and gold.

During the three months ended September 30, 2011, the Company had net cash outflows from financing activities of $15.0 million, which was primarily comprised of a $10.6 million dividend payment as well as a scheduled principal repayment of $7.1 million relating to the Company’s term loan, partially offset by proceeds in the amount of $2.8 million from share purchase options exercised during the period.  During the three months ended September 30, 2010, the Company had net cash inflows from financing activities of $6.5 million, which was primarily related to

SILVER WHEATON THIRD QUARTER REPORT [16]

proceeds of $13.6 million from share purchase options and share purchase warrants exercised during the period, partially offset by a scheduled principal repayment of $7.1 million relating to the Company’s term loan.

During the three months ended September 30, 2011, the Company had net cash outflows relating to investing activities of $137.8 million, which was primarily a result of the scheduled upfront payment of $137.5 million to Barrick.  During the three months ended September 30, 2010, the Company had net cash outflows of $145.1 million, primarily related to the scheduled upfront payment of $137.5 million to Barrick and an upfront payment of $6.4 million to Alexco Resources Corp. (“Alexco”) in respect of the Company’s Keno Hill silver interest.

Nine Months Ended September 30, 2011

During the nine months ended September 30, 2011, the Company generated operating cash flows of $462.7 million compared with $195.1 million during the comparable period of 2010, with the increase being primarily attributable to increased selling prices of silver and gold.

During the nine months ended September 30, 2011, the Company had net cash outflows from financing activities of $45.3 million, which was primarily comprised of dividend payments of $31.8 million as well as scheduled principal repayments of $21.4 million relating to the Company’s term loan, partially offset by proceeds in the amount of $7.9 million from share purchase options and share purchase warrants exercised during the period.  During the nine months ended September 30, 2010, the Company had net cash inflows from financing activities of $11.4 million, which was primarily related to proceeds of $32.9 million from share purchase options and share purchase warrants exercised during the period, partially offset by scheduled principal repayments of $21.4 million relating to the Company’s term loan.

During the nine months ended September 30, 2011, the Company had net cash outflows relating to investing activities of $130.5 million, which was primarily related to the scheduled upfront payment of $137.5 million to Barrick and the acquisition, by way of private placement, of 10 million common shares of Wildcat Silver Corporation for total consideration of Cdn$13.0 million ($13.7 million).  These outflows were partially offset by proceeds in the amount of Cdn$23.5 million ($24.3 million) received from the sale of 1.8 million common shares of Ventana Gold Corp.  During the nine months ended September 30, 2010, the Company had net cash outflows relating to investing activities of $179.5 million, primarily related to (i) the scheduled upfront payment of $137.5 million to Barrick; (ii) upfront cash payments to Alexco of $18.3 million in respect of the Company’s Keno Hill silver interest; and (iii) the acquisition of long-term investments totaling $21.5 million.

SILVER WHEATON THIRD QUARTER REPORT [17]

Contractual Obligations and Contingencies

Silver and Gold Interests

The following table summarizes the Company’s commitments to pay for silver and gold to which it has the contractual right pursuant to the silver purchase agreements or precious metal purchase agreements:

Silver and Gold Interests	Attributable Payable Production to be Purchased		Per Ounce Cash Payment 1,2		Term of Agreement	Date of Contract
	Silver	Gold	Silver	Gold
San Dimas	100% 3	-	$4.08	n/a	Life of Mine	15-Oct-04
Zinkgruvan	100%	-	$4.08	n/a	Life of Mine	8-Dec-04
Yauliyacu	100% 4	-	$4.02	n/a	20 years	23-Mar-06
Peñasquito	25%	-	$3.96	n/a	Life of Mine	24-Jul-07
Minto	100%	100% 5	$3.90	$300	Life of Mine	1-Dec-08
Cozamin	100%	-	$4.08	n/a	10 years	4-Apr-07
Barrick
Pascua-Lama	25%	-	$3.90	n/a	Life of Mine	8-Sep-09
Lagunas Norte	100%	-	$3.90	n/a	4 years 6	8-Sep-09
Pierina	100%	-	$3.90	n/a	4 years 6	8-Sep-09
Veladero	100% 7	-	$3.90	n/a	4 years 6	8-Sep-09
Other
Los Filos	100%	-	$4.06	n/a	25 years	15-Oct-04
Keno Hill	25%	-	$3.90	n/a	Life of Mine	2-Oct-08
Mineral Park	100%	-	$3.90	n/a	Life of Mine	17-Mar-08
Neves-Corvo	100%	-	$3.98	n/a	50 years	5-Jun-07
Stratoni	100%	-	$3.98	n/a	Life of Mine	23-Apr-07
Campo Morado	75%	-	$3.90	n/a	Life of Mine	13-May-08
Aljustrel	100%	-	$3.94	n/a	50 years	5-Jun-07
Loma de La Plata	12.5%	-	$4.00	n/a	Life of Mine	n/a 8
Rosemont	100%	100%	$3.90	$450	Life of Mine	11-Feb-10

1)	Subject to an annual inflationary adjustment with the exception of Loma de La Plata.
2)	Should the prevailing market price for silver or gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price, with the exception of Yauliyacu.
3)
Until August 6, 2014, Silver Wheaton is committed to purchase from Primero a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, plus Silver Wheaton is committed to purchase an additional 1.5 million ounces of silver per annum to be delivered by Goldcorp.  After August 6, 2014, Silver Wheaton is committed to purchase from Primero a per annum amount equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess.

4)
To a maximum of 4.75 million ounces per annum.  In the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the amount sold to Silver Wheaton in subsequent years will be increased to  make up for the shortfall, so long as production allows.  The cumulative shortfall as at March 23, 2011, representing the five year anniversary, was 9.8 million ounces.

5)	The Company is committed to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
6)
The Company is committed to purchase silver production from the currently producing mines until December 31, 2013.  In addition, during 2014 and 2015, the Company is committed to purchase all or a portion of the silver production from these mines to the extent of any production shortfall at Pascua-Lama, until Barrick satisfies a completion guarantee.

7)	Silver Wheaton's attributable silver production is subject to a maximum of 8% of the silver contained in the ore mined at Veladero during the period.
8)	Terms of the agreement not yet finalized.

SILVER WHEATON THIRD QUARTER REPORT [18]

Other Contractual Obligations

	Obligations With Scheduled Payment Dates					Contingent Obligations
(in thousands)	2011	2012 - 2014	2015 - 2016	After 2016	Sub-Total		Total
Bank debt 1	$7,140	$78,620	$-	$-	$85,760	$-	$85,760
Silver interest payments
Barrick	-	137,500	-	-	137,500	-	137,500
Rosemont 2	-	-	-	-	-	230,000	230,000
Loma de La Plata 3	-	-	-	-	-	32,400	32,400
Operating leases	121	1,495	974	132	2,722	-	2,722
Total contractual obligations	$7,261	$217,615	$974	$132	$225,982	$262,400	$488,382

1)	Does not include payments of interest related to bank debt.
2)
In connection with the Rosemont precious metal purchase agreement, the Company is committed to pay Augusta total upfront cash payments of $230 million, payable on an installment basis to partially fund construction of the Rosemont mine once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of the mine.

3)
In connection with the Company’s election to convert the debenture with Pan American into a silver purchase agreement, the Company is committed to pay Pan American total upfront cash payments of $32.4 million following the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction.

Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. Based on information available to management at November 8, 2011, the resolution of these matters is not expected to have a material effect on the Company’s consolidated financial position or results of operations.

Share Capital

During the three months ended September 30, 2011, the Company received cash proceeds of $2.8 million from the exercise of 199,784 share purchase options at a weighted average exercise price of Cdn$13.69 per option.  For the comparable period in 2010, the Company received cash proceeds of $8.6 million from the exercise of 793,912 share purchase options at a weighted average exercise price of Cdn$11.21 per option.

During the three months ended September 30, 2010, the Company received proceeds of $5.0 million, primarily from the exercise of Series “B” warrants which expired on December 22, 2010, resulting in the issuance of 523,400 common shares.

During the nine months ended September 30, 2011, the Company received cash proceeds of $7.8 million from the exercise of 639,673 share purchase options at a weighted average exercise price of Cdn$11.97 per option.  For the comparable period in 2010, the Company received cash proceeds of $26.9 million from the exercise of 2,336,555 share purchase options at a weighted average exercise price of Cdn$11.90 per option.

During the nine months ended September 30, 2010, the Company received proceeds of $6.0 million, primarily from the exercise of Series “B” warrants which expired on December 22, 2010, resulting in the issuance of 627,650 common shares.

As of November 8, 2011, there were 353,495,422 outstanding common shares, 2,456,127 share purchase options, 157,198 restricted share units and 2,715,131 share purchase warrants.

Financial Instruments

In order to mitigate the effect of short-term volatility in silver and gold prices, the Company will occasionally enter into forward contracts in relation to silver and gold deliveries that it is highly confident will occur within a given quarter.  The Company does not hedge its long-term exposure to commodity prices.  Other than these very short-term forward contracts, the Company has not used derivative financial instruments to manage the risks associated with its operations and therefore, in the normal course of business, it is inherently exposed to currency, interest rate and commodity price fluctuations.

SILVER WHEATON THIRD QUARTER REPORT [19]

The Company owns equity interests in certain junior mining companies as long-term investments and therefore is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

Changes in Accounting Policies

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

The Company has adopted IFRS for its 2011 fiscal year as required by the Canadian Accounting Standards Board. The Company provided information on its transition to IFRS in its 2010 Annual MD&A.  The assessments and impacts discussed in the Company’s 2010 Annual MD&A remain unchanged. To assist in understanding the impact of the Company’s transition to IFRS on net earnings, a reconciliation of operating results prepared under previous Canadian Generally Accepted Accounting Principles (“Canadian GAAP” or “GAAP”) to operating results prepared under IFRS for the three months ended March 31, 2010, September 30, 2010 and December 31, 2010, respectively, has been presented in the Quarterly Financial Review of this MD&A.  In addition, the Company has provided a detailed explanation of the impacts of this transition in Note 19 of its unaudited condensed interim consolidated financial statements (“Note 19”).  Note 19 includes reconciliations of the Company’s balance sheet from Canadian GAAP to IFRS as at January 1, 2010, September 30, 2010 and December 31, 2010 in addition to a reconciliation of its net earnings and comprehensive income for the three months ended September 30, 2010, nine months ended September 30, 2010 and the year ended December 31, 2010.  Explanations of the individual impacts of adopting IFRS identified in the reconciliations are also provided, as are the Company’s elections under IFRS 1 “First-time Adoption of International Financial Reporting Standards”. For a description of the Company’s significant accounting policies under IFRS, please refer to Note 2 of the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2011.

Future Changes in Accounting Policies

The International Accounting Standards Board has issued the following standards which are required to be applied for periods beginning on or after January 1, 2013:

•	IFRS 10 - Consolidated Financial Statements (“IFRS 10”)

•	IFRS 11 - Joint Arrangements (“IFRS 11”)

•	IFRS 12 - Disclosure of Interests in Other Entities (“IFRS 12”)

•	IFRS 13 - Fair Value Measurement

•	IAS 1 - Presentation of Financial Statements (amended 2011)

•	IAS 27 - Separate Financial Statements (amended 2011) (“IAS 27”)

•	IAS 28 - Investments in Associates (amended 2011) (“IAS 28”)

Based upon its current facts and circumstances, the Company does not expect to be materially affected by the application of these new standards.  Early adoption of the above standards is permitted, however, IFRS 10, IFRS 11, IFRS 12, IAS 27 and IAS 28 must be initially applied concurrently.

Subsequent Event

Subsequent to September 30, 2011, the Board of Directors adopted a new dividend policy linking quarterly dividend payments to operating cash flows in the prior quarter. Under the new dividend policy, the quarterly dividend per common share is equal to 20% of the cash generated by operating activities in the previous quarter divided by the Company’s outstanding common shares at the time the dividend is approved, all rounded to the nearest cent.  Based on the new policy, the Board of Directors has declared its fourth quarterly cash dividend for 2011 of US$0.09 per common share. The quarterly dividend will be paid to holders of record of its common shares as of the close of business on November 23, 2011, and will be distributed on or about December 5, 2011.

SILVER WHEATON THIRD QUARTER REPORT [20]

Controls and Procedures

Disclosure Controls and Procedures

Silver Wheaton’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the design and effectiveness of Silver Wheaton’s disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administrators, as of September 30, 2011.  Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that Silver Wheaton’s disclosure controls and procedures were effective at the reasonable assurance level as of September 30, 2011.

Internal Control Over Financial Reporting

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s controls include policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company’s management and directors; and,

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual financial statements or interim financial statements.

There have been no significant changes in the Company’s internal control over financial reporting during the three months ended September 30, 2011.

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s internal control over financial reporting using the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this evaluation, management has concluded that the internal control over financial reporting was effective at the reasonable assurance level as of September 30, 2011.

Limitation of Controls and Procedures

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the controls.  The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.  Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

SILVER WHEATON THIRD QUARTER REPORT [21]

Attributable Reserves and Resources (1)

The following tables set forth the estimated Mineral Reserves and Mineral Resources (silver only, except where a purchase agreement includes gold) for the mines relating to which the Company has purchase agreements, adjusted where applicable to reflect the Company’s percentage entitlement to silver and/or gold produced from such mines, as of December 31, 2010, unless otherwise noted:

ATTRIBUTABLE PROVEN AND PROBABLE RESERVES (1,2,3,8,15,16)
AS OF DECEMBER 31, 2010 UNLESS OTHERWISE NOTED(6)

	Proven			Probable			Proven & Probable
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Process Recovery % (7)
SILVER	Mt	g/t	M oz	Mt	g/t	M oz	Mt	g/t	M oz
Peñasquito (25%)
Mill	180.0	27.0	156.4	175.4	19.6	110.8	355.4	23.4	267.2	70%
Heap Leach	4.7	20.1	3.0	12.3	15.5	6.1	17.0	16.8	9.1	26%
San Dimas(10)	2.1	364.0	24.8	3.8	314.7	38.1	5.9	332.5	62.9	94%
Pascua-Lama (25%)	9.8	58.9	18.6	86.3	53.8	149.2	96.1	54.3	167.9	82%
Lagunas Norte(11)	4.7	4.5	0.7	55.3	3.7	6.6	60.0	3.8	7.3	21%
Pierina(11)	18.8	12.7	7.7	11.6	12.6	4.7	30.4	12.7	12.4	37%
Veladero(11)	5.3	13.3	2.3	86.8	15.0	42.0	92.1	14.9	44.3	6%
Yauliyacu(12)	1.2	98.6	3.8	2.1	128.8	8.8	3.3	118.0	12.6	86%
Neves-Corvo
Copper	21.2	43.0	29.3	2.1	48.0	3.2	23.2	43.4	32.5	35%
Zinc	34.3	63.9	70.5	8.2	56.0	14.8	42.6	62.4	85.3	23%
Rosemont(13)	128.8	4.5	18.5	366.8	3.8	44.5	495.6	3.9	62.9	80%
Mineral Park(13)	302.6	2.7	26.4	76.7	2.9	7.2	379.3	2.8	33.6	49%
Zinkgruvan
Zinc	8.3	105.0	28.1	2.7	63.0	5.4	11.0	94.8	33.4	70%
Copper	2.8	32.0	2.9	0.1	29.0	0.1	2.9	31.9	2.9	78%
Aljustrel
Zinc	-	-	-	13.1	62.9	26.6	13.1	62.9	26.6	37%
Copper	-	-	-	1.7	14.6	0.8	1.7	14.6	0.8	30%
Campo Morado (75%)	0.4	273.7	3.5	1.1	186.6	6.4	1.5	210.0	9.9	55%
Stratoni	1.7	174.0	9.3	0.1	225.0	0.7	1.8	177.0	10.0	88%
Minto	7.8	5.4	1.3	5.1	4.9	0.8	12.9	5.2	2.1	81%
Cozamin
Copper	1.6	76.3	4.0	5.9	59.0	11.3	7.5	62.7	15.2	74%
Zinc	-	-	-	1.9	37.2	2.2	1.9	37.2	2.2	74%
Los Filos(14)	62.7	4.4	8.9	185.9	5.4	32.1	248.6	5.1	41.0	5%

Total Silver			419.7			522.3			942.0
GOLD
Minto	7.8	0.63	0.16	5.1	0.54	0.09	12.9	0.60	0.25	74%
Total Gold			0.16			0.09			0.25

SILVER WHEATON THIRD QUARTER REPORT [22]

ATTRIBUTABLE MEASURED & INDICATED RESOURCES (1,2,3,4,5,9,15,16)
AS OF DECEMBER 31, 2010 UNLESS OTHERWISE NOTED(6)

	Measured			Indicated			Measured & Indicated
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained
SILVER	Mt	g/t	M oz	Mt	g/t	M oz	Mt	g/t	M oz
Peñasquito (25%)
Mill	8.1	23.5	6.1	62.1	30.8	61.5	70.2	30.0	67.6
Heap Leach	0.1	11.1	0.02	1.0	15.8	0.5	1.0	15.6	0.5
Pascua-Lama (25%)	4.5	25.5	3.7	48.0	24.4	37.7	52.5	24.5	41.4
Yauliyacu(12)	0.2	150.1	1.0	4.3	152.4	20.9	4.5	152.3	21.8
Neves-Corvo
Copper	16.7	55.9	30.1	1.9	55.7	3.4	18.6	55.9	33.5
Zinc	25.2	53.1	43.0	6.1	45.4	8.8	31.3	51.6	51.8
Rosemont(13)	7.2	3.9	0.9	103.0	2.7	8.8	110.2	2.7	9.7
Mineral Park(13)	101.0	2.6	8.4	175.6	2.7	15.2	276.6	2.7	23.6
Zinkgruvan
Zinc	1.6	82.8	4.4	2.8	113.0	10.0	4.4	101.7	14.4
Copper	1.4	26.2	1.2	0.2	25.4	0.1	1.6	26.1	1.3
Aljustrel
Zinc	5.5	50.5	9.0	7.8	56.0	14.0	13.3	53.7	23.0
Copper	0.9	24.1	0.7	3.7	13.3	1.6	4.6	15.5	2.3
Campo Morado (75%)	0.04	58.0	0.1	3.8	164.2	19.9	3.8	163.2	20.0
Loma de La Plata (12.5%)	-	-	-	3.6	169.0	19.8	3.6	169.0	19.8
Minto	5.4	3.8	0.6	19.2	2.9	1.8	24.6	3.1	2.4
Cozamin
Copper	0.6	81.5	1.5	1.0	54.9	1.8	1.6	64.3	3.3
Keno Hill (25%)
Underground	-	-	-	0.1	920.5	3.0	0.1	920.5	3.0
Elsa Tailings	-	-	-	0.6	119.0	2.4	0.6	119.0	2.4
Los Filos(14)	13.0	4.0	1.7	125.1	5.4	21.9	138.1	5.3	23.5

Total Silver			112.3			253.0			365.3
GOLD
Minto	5.4	0.47	0.08	19.2	0.24	0.15	24.6	0.29	0.23
Total Gold			0.08			0.15			0.23

SILVER WHEATON THIRD QUARTER REPORT [23]

ATTRIBUTABLE INFERRED RESOURCES (1,2,3,4,5,9,15,16)
AS OF DECEMBER 31, 2010 UNLESS OTHERWISE NOTED (6)

	Inferred
	Tonnage	Grade	Contained
SILVER	Mt	g/t	M oz
Peñasquito (25%)
Mill	10.2	30.8	10.1
Heap Leach	0.4	14.5	0.2
San Dimas(10)	16.9	329.8	178.7
Pascua-Lama (25%)	7.3	15.6	3.7
Yauliyacu(12)	16.8	176.6	95.1
Neves-Corvo
Copper	26.3	41.0	34.7
Zinc	26.8	52.8	45.5
Rosemont(13)	163.0	2.1	11.2
Mineral Park(13)	320.1	2.3	23.9
Zinkgruvan
Zinc	5.1	70.0	11.5
Copper	1.0	33.0	1.0
Aljustrel
Zinc	10.6	48.6	16.6
Copper	2.2	11.7	0.8
Campo Morado (75%)	1.1	177.8	6.1
Stratoni	0.7	217.0	4.7
Loma de La Plata (12.5%)	0.2	76.0	0.4
Minto	6.0	2.8	0.5
Cozamin
Copper	2.4	52.6	4.0
Zinc	1.7	30.1	1.6
Keno Hill (25%)
Underground	0.03	320.2	0.3
Los Filos(14)	224.4	6.0	43.6

TOTAL SILVER			494.3
GOLD
Minto	6.0	0.25	0.05
TOTAL GOLD			0.05

SILVER WHEATON THIRD QUARTER REPORT [24]

Notes:
1.	All Mineral Reserves and Mineral Resources have been calculated in accordance with the CIM Standards and NI 43-101, or the AusIMM JORC equivalent.
2.	Mineral Reserves and Mineral Resources are reported above in millions of metric tonnes (“Mt”), grams per metric tonne (“g/t”) and millions of ounces (“Moz”).
3.	Individual qualified persons (“QPs”), as defined by the NI 43-101, for the Mineral Reserve and Mineral Resource estimates are as follows:
a.	Peñasquito – Guillermo Pareja, Ph.D., P.Geo. (Manager, Mineral Resources), Peter Nahan, AusIMM (Senior Evaluation Engineer), both employees of Goldcorp Inc.
b.	San Dimas –Velasquez Spring, P.Eng. (Senior Geologist, Watts, Griffis and McOuat Limited)
c.	Pascua-Lama – Dino Pilotto, P.Eng. (Principal Mining Consultant, SRK Consulting (Canada) Inc.); Bart A. Stryhas, Ph.D., CPG (Principal Resource Geologist, SRK Consulting (U.S.) Inc.)
d.	Yauliyacu – Neil Burns, M.Sc., P.Geo. (Director of Geology, Silver Wheaton); Samuel Mah, M.A.Sc., P.Eng. (Director of Engineering, Silver Wheaton), both employees of the Company (the “Company’s QPs”)
The Company’s QPs are responsible for overall corporate review and all other operations and development projects.
4.
The Mineral Resources reported in the above tables are exclusive of Mineral Reserves.  The Minto, Cozamin, Neves-Corvo, Zinkgruvan and Aljustrel mines report Mineral Resources inclusive of Mineral Reserves.  The Company’s QPs have made the exclusive Mineral Resource estimates for these mines based on average mine recoveries and dilution.

5.	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.
6.	Mineral Reserves and Mineral Resources are reported as of December 31, 2010, other than the following:
a.	Resources and Reserves for Yauliyacu are reported as of July 31, 2010.
b.	Resources and Reserves for Neves-Corvo and Zinkgruvan are reported as of June 30, 2010.
c.	Resources for Rosemont are reported as of October 22, 2008 and Reserves as of March 17, 2009.
d.	Resources for Mineral Park are reported as of December 29, 2006.
e.	Resources and Reserves for Aljustrel are reported as of December 31, 2007.
f.	Resources for Campo Morado’s El Largo, El Rey, Naranjo and Reforma deposits are reported as of February 29, 2008, Reserves and Resources for the G-9 deposit as of December 31, 2009.
g.	Resources and Reserves for Stratoni are reported as of August 10, 2010.
h.	Resources and Reserves for Cozamin are reported as of December 31, 2009.
i.	Resources for Keno Hill are reported as of November 9, 2009 and April 22, 2010 for the Elsa Tailings.
7.	Process recoveries are the average percentage of silver in a saleable product (doré or concentrate) recovered from mined ore at the applicable site process plants as reported by the operators.
8.	Mineral Reserves are estimated using appropriate process recovery rates and commodity prices of $15.00 per ounce of silver, unless otherwise noted below:
a.	Pascua-Lama, Lagunas Norte, Veladero and Pierina – $16.00 per ounce.
b.	Yauliyacu - $18.50 per ounce.
c.	Neves-Corvo – 1.6% Cu cut-off for the copper Reserve and 4.3% Zn cut-off for the zinc Reserves above the 550 level and 6% Zn cut-off for zinc Reserves below the 550 level.
d.	Rosemont –$10.00 per ounce.
e.	Mineral Park – $7.50 per ounce.
f.	Zinkgruvan – 3.1% Zn equivalent cut-off for the zinc Reserve and 2.0% Cu cut-off for the copper Reserve
g.	Aljustrel – 1.5% Cu cut-off for all copper Reserves and zinc cut-offs of 4.5%, 4.0% and 4.0%, respectively, for the Feitais, Moinho and Estação zinc Reserves.
h.	Campo Morado - 3.0% Zn cut-off for the Abajo, West Extension and South East zones and 5% Zn cut-off for the North zone.
i.	Minto – $3.90 per ounce silver and $300 per ounce gold.
j.	Cozamin – $4.00 per ounce.
9.	Mineral Resources are estimated using appropriate recovery rates and commodity prices of $17.00 per ounce of silver, unless otherwise noted below:
a.	Yauliyacu – $18.50 per ounce.
b.	Neves-Corvo – 1.0% Cu cut-off for the copper Resource and 3.0% Zn cut-off for the zinc Resource.
c.	Rosemont – 0.2% Cu cut-off.
d.	Zinkgruvan – 3.1% Zn equivalent cut-off for the zinc Resource and 1.5% Cu cut-off for the copper Resource.
e.	Mineral Park – $7.50 per ounce.
f.	Aljustrel – 1.5% Cu cut-off for all copper Resources and zinc cut-offs of 4.5%, 4.0% and 4.0%, respectively, for the Feitais, Moinho and Estação zinc Resources.
g.	Campo Morado – 3.0% Zn only cut-off grade for the G-9 zones and 5% Zn cut-off for the South

SILVER WHEATON THIRD QUARTER REPORT [25]

West zone and El Largo, El Rey, Naranjo and Reforma deposits.
h.	Loma de La Plata – $12.50 per ounce
i.	Minto – $12.00 per ounce silver and $900 per ounce gold.
j.	Cozamin – 1.15% Cu cut-off for San Roberto Area and 3.0% Zn cut-off for San Rafael Area.
k.	Keno Hill – $15.25 per ounce for the Southwest and 99 Zones, $14.50 per ounce for the East Zone and $17.00 per ounce for the Elsa Tailings.
10.
The San Dimas purchase agreement provides that from August 6, 2010 until August 5, 2014, Primero Mining Corp. (“Primero”) will deliver to the Company a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, plus the Company will receive an additional 1.5 million ounces of silver per annum to be delivered by Goldcorp.  Beginning August 6, 2014, Primero will deliver to the Company a per annum amount equal to the first 6.0 million ounces of payable silver produced at San Dimas and 50% of any excess, for the life of the mine.

11.
The Company’s attributable tonnage at Lagunas Norte, Pierina and Veladero was estimated by assuming 2010 production levels for the remaining three years.  This tonnage was pro-rated between Proven and Probable Mineral Reserves according to the ratio of the December 31, 2010 Proven and Probable Mineral Reserves as published by Barrick Gold Corporation (“Barrick”), applying average reserve grades.

12.
The Company’s Yauliyacu purchase agreement (March 2006) with Glencore International AG provides for the delivery of up to 4.75 million ounces of silver per year for 20 years.  In the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the maximum amount to be sold to the Company in subsequent years will be increased to make up the shortfall, so long as production allows.  Depending upon mine production levels, it is possible that these attributable Resources and Reserves may not be completely mined before the agreement expires.

13.	The Mineral Park and Rosemont Resources and Reserves do not include the SX/EW leach material since this process does not recover silver.
14.	Los Filos Resources and Reserves now include the Bermejal deposit.
15.
The Company has filed a technical report for each of its mineral projects considered to be material to the Company, being San Dimas, Yauliyacu, Peñasquito and Pascua-Lama, which are available on SEDAR at www.sedar.com.

16.
Silver is produced as a by-product metal at all operations with the exception of the Keno Hill mine and Loma de La Plata project; therefore, the economic cut-off applied to the reporting of silver Resources and Reserves will be influenced by changes in the commodity prices of other metals at the time.

SILVER WHEATON THIRD QUARTER REPORT [26]

Cautionary Note Regarding Forward-Looking Statements

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation.  Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the future price of silver or gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination, reserve conversion rates and statements as to any future dividends.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: fluctuations in the price of silver or gold; the absence of control over mining operations from which Silver Wheaton purchases silver and gold and risks related to these mining operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, economic and political risks of the jurisdictions in which the mining operations are located and changes in project parameters as plans continue to be refined; and differences in the interpretation or application of tax laws and regulations; as well as those factors discussed in the section entitled “Description of the Business - Risk Factors” in Silver Wheaton's Annual Information Form available on SEDAR at www.sedar.com and in Silver Wheaton's Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C.  Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the mining operations from which Silver Wheaton purchases silver and gold, no material adverse change in the market price of commodities, that the mining operations will operate and the mining projects will be completed in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out herein.  Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements.  Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

Cautionary Language Regarding Reserves And Resources

For further information on Mineral Reserves and Mineral Resources and on Silver Wheaton more generally, readers should refer to Silver Wheaton’s Annual Information Form for the year ended December 31, 2010 and other continuous disclosure documents filed by Silver Wheaton since January 1, 2011, available on SEDAR at www.sedar.com. Silver Wheaton’s Mineral Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: The information contained herein uses the terms “Measured”, “Indicated” and “Inferred” Mineral Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them and expressly prohibits U.S. registered companies from including such terms in their filings with the SEC. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.  United States investors are urged to consider closely the disclosure in Silver Wheaton’s Form 40-F, a copy of which may be obtained from Silver Wheaton or from http://www.sec.gov/edgar.shtml.

SILVER WHEATON THIRD QUARTER REPORT [27]

Condensed Interim Consolidated Statements of Operations

		Three Months Ended September 30		Nine Months Ended September 30
(US dollars and shares in thousands, except per share amounts - unaudited)	Note	2011	2010	2011	2010
Sales		$185,195	$92,834	$538,130	$273,776
Cost of sales		$21,036	$19,154	$61,983	$60,022
Depletion		13,647	12,505	40,065	41,416
		$34,683	$31,659	$102,048	$101,438
Earnings from operations		$150,512	$61,175	$436,082	$172,338
Expenses and other income
General and administrative 1	5	$6,311	$4,947	$19,065	$18,260
Loss on fair value adjustment of Canadian dollar share purchase warrants issued	10	-	45,276	-	76,378
Foreign exchange gain		(11)	(505)	(518)	(687)
Other expense (income)		787	(7,717)	4,139	(7,421)
		$7,087	$42,001	$22,686	$86,530
Earnings before tax		$143,425	$19,174	$413,396	$85,808
Deferred income tax (expense) recovery	15	(8,385)	4,497	(8,115)	3,674
Net earnings		$135,040	$23,671	$405,281	$89,482

Basic earnings per share		$0.38	$0.07	$1.15	$0.26
Diluted earnings per share		$0.38	$0.07	$1.14	$0.26
Weighted average number of shares outstanding
Basic	13	353,327	344,253	353,165	343,168
Diluted	13	356,014	346,242	355,935	344,779
1) Equity settled stock based compensation (a non-cash item) included in general and administrative expenses.		$1,700	$1,306	$4,769	$6,431

Condensed Interim Consolidated Statements of Comprehensive Income

		Three Months Ended September 30		Nine Months Ended September 30
(US dollars in thousands - unaudited)	Note	2011	2010	2011	2010
Net earnings		$135,040	$23,671	$405,281	$89,482
Other comprehensive income
(Loss) gain on long-term investments - common shares held	6	$(51,529)	$49,483	$(129,806)	$52,216
Deferred income tax recovery (expense)	15	5,833	(4,785)	12,724	(4,785)
Total other comprehensive (loss) income		$(45,696)	$44,698	$(117,082)	$47,431
Total comprehensive income		$89,344	$68,369	$288,199	$136,913

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

SILVER WHEATON THIRD QUARTER REPORT [28]

Condensed Interim Consolidated Balance Sheets

	Note	September 30	December 31	January 1
(US dollars in thousands - unaudited)		2011	2010	2010
Assets
Current assets
Cash and cash equivalents		$715,622	$428,636	$227,566
Accounts receivable		11,743	7,088	4,881
Other		1,115	727	1,027
Total current assets		$728,480	$436,451	$233,474
Non-current assets
Silver and gold interests	7	$1,886,235	$1,912,877	$1,928,476
Long-term investments	6	140,667	284,448	73,747
Deferred income taxes	15	3,787	-	-
Other		1,506	1,607	1,852
Total non-current assets		$2,032,195	$2,198,932	$2,004,075
Total assets		$2,760,675	$2,635,383	$2,237,549
Liabilities
Current liabilities
Accounts payable and accrued liabilities		$15,291	$9,843	$10,302
Current portion of bank debt	8	28,560	28,560	28,560
Current portion of silver interest payments	9	128,625	133,243	130,788
Total current liabilities		$172,476	$171,646	$169,650
Non-current liabilities
Deferred income taxes	15	$-	$822	$-
Liability for Canadian dollar share purchase warrants	10	-	-	51,967
Long-term portion of bank debt	8	57,200	78,620	107,180
Long-term portion of silver interest payments	9	-	122,346	236,796
Total non-current liabilities		$57,200	$201,788	$395,943
Total liabilities		$229,676	$373,434	$565,593
Shareholders' Equity
Issued capital and contributed surplus	12	$1,814,434	$1,801,786	$1,497,095
Retained earnings		722,091	344,075	190,865
Long-term investment revaluation reserve (net of tax)		(5,526)	116,088	(16,004)
Total shareholders' equity		$2,530,999	$2,261,949	$1,671,956
Total liabilities and shareholders' equity		$2,760,675	$2,635,383	$2,237,549
Commitments and contingencies	8, 16

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

SILVER WHEATON THIRD QUARTER REPORT [29]

Condensed Interim Consolidated Statements of Cash Flows

		Three Months Ended September 30		Nine Months Ended September 30
(US dollars in thousands - unaudited)	Note	2011	2010	2011	2010
Operating Activities
Net earnings		$135,040	$23,671	$405,281	$89,482
Items not affecting cash
Depreciation and depletion		13,709	12,573	40,266	41,615
Equity settled stock based compensation		1,700	1,306	4,769	6,431
Deferred income tax expense (recovery)	15	8,385	(4,497)	8,115	(3,674)
Loss on fair value adjustment of Canadian dollar share purchase warrants issued	10	-	45,276	-	76,378
Loss on fair value adjustment of share purchase warrants held	6	597	(7,861)	3,380	(8,094)
Other expense (income)		703	(1,252)	392	(729)
Change in non-cash operating working capital	14	7,113	1,269	543	(6,334)
Cash generated by operating activities		$167,247	$70,485	$462,746	$195,075
Financing Activities
Bank debt repaid	8	$(7,140)	$(7,140)	$(21,420)	$(21,420)
Share issue costs		-	-	-	(85)
Share purchase warrants exercised		-	5,017	61	6,022
Share purchase options exercised		2,756	8,579	7,818	26,881
Dividends paid		(10,603)	-	(31,797)	-
Cash (applied to) generated by financing activities		$(14,987)	$6,456	$(45,338)	$11,398
Investing Activities
Silver and gold interests		$(137,755)	$(144,465)	$(141,013)	$(158,176)
Long-term investments		-	(644)	(13,674)	(21,533)
Proceeds on disposal of long-term investments		-	-	24,270	-
Other		(15)	(10)	(48)	195
Cash applied to investing activities		$(137,770)	$(145,119)	$(130,465)	$(179,514)
Effect of exchange rate changes on cash and cash equivalents		$(218)	$471	$43	$664
Increase in cash and cash equivalents		$14,272	$(67,707)	$286,986	$27,623
Cash and cash equivalents, beginning of period		701,350	322,896	428,636	227,566
Cash and cash equivalents, end of period		$715,622	$255,189	$715,622	$255,189
Interest paid		$249	$486	$950	$1,253
Interest received		$242	$154	$634	$290

At September 30, 2011, the Company’s cash and cash equivalents consisted of $89.9 million in cash (December 31, 2010 - $154.1 million) and $625.7 million in cash equivalents (December 31, 2010 - $274.5 million).  Cash equivalents include short-term deposits, treasury bills, commercial paper, bankers’ depository notes and bankers’ acceptances with terms to maturity of less than three months.

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

SILVER WHEATON THIRD QUARTER REPORT [30]

Condensed Interim Consolidated Statements of Shareholders’ Equity

	Issued Capital and Contributed Surplus					Long-Term Investment Revaluation Reserve (Net of Tax)		Total

(US dollars in thousands - unaudited)	Common Shares	Share Purchase Warrants	Share Purchase Options	Restricted Share Units	Retained Earnings	Share Price	Foreign Exchange
At January 1, 2010	$1,476,480	$7,414	$12,387	$814	$190,865	$(28,599)	$12,595	$1,671,956
Fair value of SBC 1	-	-	4,002	1,123	-	-	-	5,125
Options exercised 1	22,841	-	(4,539)	-	-	-	-	18,302
RSUs released 1	622	-	-	(622)	-	-	-	-
Warrants exercised 1	1,923	-	-	-	-	-	-	1,923
Realized loss on disposal of LTI's 1	-	-	-	-	(171)	219	(48)	-
DIT recovery 1	823	-	-	-	-	-	-	823
Comprehensive income	-	-	-	-	65,811	4,294	(1,561)	68,544
At June 30, 2010	$1,502,689	$7,414	$11,850	$1,315	$256,505	$(24,086)	$10,986	$1,766,673
Fair value of SBC 1	-	-	987	319	-	-	-	1,306
Options exercised 1	11,006	-	(2,427)	-	-	-	-	8,579
Warrants exercised 1	11,649	-	-	-	-	-	-	11,649
DIT recovery 1	288	-	-	-	-	-	-	288
Comprehensive income	-	-	-	-	23,671	40,463	4,235	68,369
At September 30, 2010	$1,525,632	$7,414	$10,410	$1,634	$280,176	$16,377	$15,221	$1,856,864
Fair value of SBC 1	-	-	988	313	-	-	-	1,301
Options exercised 1	6,999	-	(1,545)	-	-	-	-	5,454
RSUs released 1	(5)	-	-	5	-	-	-	-
Warrants exercised 1	247,642	-	-	-	-	-	-	247,642
Warrants expired 1	-	57	-	-	-	-	-	57
DIT recovery 1	2,242	-	-	-	-	-	-	2,242
Comprehensive income	-	-	-	-	63,899	75,945	8,545	148,389
At December 31, 2010	$1,782,510	$7,471	$9,853	$1,952	$344,075	$92,322	$23,766	$2,261,949
Fair value of SBC 1	-	-	1,986	1,083	-	-	-	3,069
Options exercised 1	6,391	-	(1,329)	-	-	-	-	5,062
RSUs released 1	1,097	-	-	(1,097)	-	-	-	-
Warrants exercised 1	70	(9)	-	-	-	-	-	61
Realized gain on disposal of LTI's 1	-	-	-	-	4,532	(2,695)	(1,837)	-
Comprehensive income	-	-	-	-	270,241	(79,334)	7,948	198,855
Dividends paid 2	-	-	-	-	(21,194)	-	-	(21,194)
At June 30, 2011	$1,790,068	$7,462	$10,510	$1,938	$597,654	$10,293	$29,877	$2,447,802
Fair value of SBC 1	-	-	1,413	287	-	-	-	1,700
Options exercised 1	3,633	-	(877)	-	-	-	-	2,756
Comprehensive income	-	-	-	-	135,040	(34,529)	(11,167)	89,344
Dividends paid 2	-	-	-	-	(10,603)	-	-	(10,603)
At September 30, 2011	$1,793,701	$7,462	$11,046	$2,225	$722,091	$(24,236)	$18,710	$2,530,999

1)
Definitions as follows: “SBC” = Equity Settled Stock Based Compensation; “Options” = Share Purchase Options; “RSUs” = Restricted Share Units; “Warrants” = Share Purchase Warrants; “LTI’s” = Long-Term Investments in Common Shares Held; “DIT recovery” = Deferred Income Tax recovery related to share issue costs.

2)	A dividend of $0.03 per common share was paid on March 30, 2011, June 30, 2011 and September 30, 2011, respectively.

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

SILVER WHEATON THIRD QUARTER REPORT [31]

1. Description of Business and Nature of Operations

Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) is a mining company which generates its revenue primarily from the sale of silver.  The Company is incorporated and domiciled in Canada, and trades on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) under the symbol SLW.  In addition, the Company has share purchase warrants that trade on the Toronto Stock Exchange (symbol: SLW.WT.U).

To date, the Company has entered into 14 long-term silver purchase agreements and two long-term precious metal purchase agreements whereby Silver Wheaton acquires silver and gold production from the counterparties for a per ounce cash payment at or below the prevailing market price.  During the three months ended September 30, 2011, the per ounce price paid by the Company for silver and gold under the agreements averaged $3.99 and $300, respectively (nine months - $3.98 and $300, respectively).  The primary drivers of the Company’s financial results are the volume of silver production at the various mines and the price of silver realized by Silver Wheaton upon sale.

The unaudited condensed interim consolidated financial statements of the Company for the three and nine months ended September 30, 2011 were authorized for issue in accordance with a resolution of the Board of Directors dated on November 8, 2011.

2. Significant Accounting Policies

2.1. Basis of Presentation

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) on a historical cost basis, except for derivative financial instruments which have been measured at fair value as at the relevant balance sheet date.  The unaudited condensed interim consolidated financial statements are presented in US dollars, which is the Company’s functional currency, and all values are rounded to the nearest thousand US dollars (US$ 000’s) unless otherwise noted.

2.2. Statement of Compliance

IFRS requires entities that adopt IFRS to make an explicit and unreserved statement of compliance with IFRS in their first annual IFRS financial statements.  The Company will make this statement when it issues its financial statements for the year ended December 31, 2011.

As fiscal 2011 represents the first year that the Company is presenting its results and financial position under IFRS, these financial statements were prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) and IFRS 1, First-time Adoption of IFRS (“IFRS 1”), as more fully described in Note 19.  These financial statements have been prepared in accordance with the accounting policies the Company expects to adopt in its December 31, 2011 consolidated financial statements.  Those accounting policies are based on the IFRS standards and IFRIC interpretations that the Company expects to be applicable at that time.  These financial statements follow the same accounting policies and methods of application as disclosed in Note 2 to the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2011 and were consistently applied to all the periods presented unless otherwise stated below.

The Company’s consolidated financial statements were previously prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP” or “GAAP”).  Canadian GAAP differs in some areas from IFRS.  In preparing these unaudited condensed interim consolidated financial statements, management has amended certain accounting, valuation and consideration methods previously applied in the Canadian GAAP financial statements to comply with IFRS.  The comparative figures for 2010 were restated to reflect these adjustments.  Certain information and footnote disclosures which are considered material to the understanding of the Company’s unaudited condensed interim consolidated financial statements and which are normally included in annual financial statements prepared in accordance with IFRS have been included in this interim report.  Reconciliations and descriptions of the effect of the transition from Canadian GAAP to IFRS on equity, earnings and comprehensive income are described in Note 19.

The preparation of financial statements in accordance with IAS 34 requires the use of certain accounting estimates.  It also requires management to exercise judgment in applying the Company’s accounting policies.  The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 3.

SILVER WHEATON THIRD QUARTER REPORT [32]

2.3. Changes in Accounting Policies

The International Accounting Standards Board (“IASB”) has issued the following standards which are required to be applied for periods beginning on or after January 1, 2013:

•	IFRS 10 - Consolidated Financial Statements (“IFRS 10”)

•	IFRS 11 - Joint Arrangements (“IFRS 11”)

•	IFRS 12 - Disclosure of Interests in Other Entities (“IFRS 12”)

•	IFRS 13 - Fair Value Measurement

•	IAS 1 - Presentation of Financial Statements (amended 2011)

•	IAS 27 - Separate Financial Statements (amended 2011) (“IAS 27”)

•	IAS 28 - Investments in Associates (amended 2011) (“IAS 28”)

Based upon its current facts and circumstances, the Company does not expect to be materially affected by the application of these new standards.  Early adoption of the above standards is permitted, however, IFRS 10, IFRS 11, IFRS 12, IAS 27 and IAS 28 must be initially applied concurrently.

3. Key Sources of Estimation Uncertainty and Critical Accounting Judgments

The preparation of the Company’s unaudited condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the unaudited condensed interim consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Information about significant areas of estimation uncertainty and judgements made by management in preparing the consolidated financial statements are described below.

3.1. Attributable Reserve and Resource Estimates

Silver and gold interests are significant assets of the Company, with a carrying value of $1.9 billion at September 30, 2011.  This amount represents the capitalized expenditures related to the acquisition of the silver and gold interests.  The Company estimates the reserves and resources relating to each agreement.  Reserves are estimates of the amount of silver or gold that can be economically and legally extracted from the mining properties at which the Company has precious metal purchase agreements, adjusted where applicable to reflect the Company’s percentage entitlement to silver and gold produced from such mines.  The Company estimates its reserves and resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and require complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact upon the carrying value of the Company’s silver and gold interests and depletion charges.

3.2. Depletion

The Company’s silver and gold interests are depleted on a units-of-sale basis, with estimated recoverable reserves and resources being used to determine the depletion rate for each of the Company’s silver and gold interests.  These calculations require the use of estimates and assumptions, including the amount of recoverable reserves. Changes in the estimated recoverable reserves, resources or exploration potential will directly impact the depletion rate used.  Changes to depletion rates are accounted for prospectively.

3.3. Impairment of Assets

The Company assesses each silver and gold interest each reporting period to determine whether any indication of impairment exists. The calculation of recoverable amount requires the use of estimates and assumptions such as long-term commodity prices, discount rates, recoverable ounces of silver and gold, and operating performance. Management

SILVER WHEATON THIRD QUARTER REPORT [33]

considers each precious metal purchase agreement to be a separate cash generating unit, which is the lowest level for which cash inflows are largely independent of those of other assets.

3.4. Valuation of Stock Based Compensation

The Company has various forms of stock based compensation, including Share Purchase Options, Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”).  The calculation of the fair value of Share Purchase Options and PSUs issued requires the use of estimates as more fully described in Note 11.

3.5. Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time.  By their nature, contingencies will only be resolved when one or more future events occur or fail to occur.  The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.  Based on information available to management at November 8, 2011, the resolution of these matters is not expected to have a material effect on the Company’s consolidated financial position or results of operations.

3.6. Income Taxes

The interpretation of existing tax laws or regulations in Canada, the Cayman Islands, Luxembourg, Barbados, the Netherlands or any of the countries in which the mining operations are located or to which shipments of silver or gold are made requires the use of judgement.  Differing interpretation of these laws or regulations could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions.  In addition, the recoverability of deferred income tax assets, including expected periods of reversal of temporary differences and expectations of future taxable income, are assessed by management at the end of each reporting period.

4. Fair Values of Financial Instruments

The Company thoroughly examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks.  These risks may include credit risk, liquidity risk, currency risk, interest rate risk, commodity price risk and other price risks.  Where material, these risks are reviewed and monitored by the Board of Directors.

4.1. Capital Risk Management

The Company manages its capital to ensure that it will be able to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balance.

The capital structure of the Company consists of debt (Note 8) and equity attributable to common shareholders, comprising of issued capital and contributed surplus, retained earnings and accumulated reserves.

The Company is not subject to any externally imposed capital requirements with the exception of complying with the minimum tangible net worth covenant under the credit agreement governing bank debt (Note 8).

The Company is in compliance with the debt covenants described in Note 8.

SILVER WHEATON THIRD QUARTER REPORT [34]

4.2. Categories of Financial Assets and Liabilities

Financial assets are reported at fair value, with the exception of trade receivables which are non-interest bearing and are stated at amortized cost, which approximates fair value due to the short terms to maturity. Where necessary, trade receivables are reported net of allowances for uncollectable amounts.  Fair value adjustments on financial assets are reflected as a component of net earnings with the exception of fair value adjustments associated with the Company’s long-term investments in common shares held.  As these long-term investments are for strategic purposes and are not “held for trading”, the Company has made a one time, irrevocable election to reflect  the fair value adjustments associated with these investments as a component of Other Comprehensive Income (“OCI”).  Financial liabilities are reported at amortized cost using the effective interest method, except for derivative liabilities which are measured at fair value through net earnings.  The following table summarizes the classification of the Company’s financial assets and liabilities:

	Note	September 30	December 31	January 1
(US dollars in thousands)		2011	2010	2010
Financial Assets
Fair value through net earnings
Cash and cash equivalents		$715,622	$428,636	$227,566
Long-term investments - warrants held	6	2,320	5,700	1,245
Trade receivables from provisional concentrate sales, net of fair value adjustment		2,966	4,650	3,041
Fair value through other comprehensive income
Long-term investments - common shares held	6	138,347	278,748	72,502
Amortized cost
Accounts receivable - trade		8,777	2,438	1,840
		$868,032	$720,172	$306,194
Financial Liabilities
Fair value through net earnings
Liability for Canadian dollar share purchase warrants issued	10	$-	$-	$51,967
Accrued liabilities from provisional concentrate sales related to fair value adjustment		1,919	-	-
Amortized cost
Accounts payable and accrued liabilities		13,372	9,843	10,302
Bank debt		85,760	107,180	135,740
Silver interest payments		128,625	255,589	367,584
		$229,676	$372,612	$565,593

4.3. Credit Risk

The Company is exposed to various counterparty risks and liquidity risks including, but not limited to: (i) through the companies with which the Company has purchase agreements; (ii) through financial institutions that hold the Company’s cash and cash equivalents; (iii) through companies that have payables to the Company, including concentrate customers; (iv) through the Company’s insurance providers; and (v) through the Company’s lenders.  The Company invests surplus cash in short-term, high credit quality, money market instruments.  In addition, the Company's insurance providers, lenders and the counterparties used to sell silver and gold are all large, international organizations with strong credit ratings and the balance of trade receivables owed to the Company in the ordinary course of business is not significant.  Therefore, the Company is not exposed to significant credit risk and, overall, the Company’s credit risk has not changed significantly from the prior year.

SILVER WHEATON THIRD QUARTER REPORT [35]

4.4. Liquidity Risk

The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansionary plans.  The Company ensures that there are sufficient committed loan facilities to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.  As at September 30, 2011, the Company had cash and cash equivalents of $715.6 million and working capital of $555.5 million.  The Company invests surplus cash in short-term, high credit quality money market instruments.  Of the Company’s $400 million Revolving Loan (Note 8), up to $10 million can be drawn at any time to cover general operational costs, while the remainder can be drawn for the acquisition of silver interests and investments.

Silver Wheaton holds common shares and warrants of other exploration and mining companies with a combined market value at September 30, 2011 of $140.7 million (December 31, 2010 - $284.4 million).   The daily exchange traded volume of these shares, including the shares underlying the warrants, is not sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares.  These shares and warrants are held for strategic purposes and are considered long-term investments and therefore as part of the Company’s planning, budgeting and liquidity analysis process these investments are not relied upon to provide operational liquidity.

The following tables summarize the timing associated with the Company’s remaining contractual payments relating to its non-derivative financial liabilities. The tables reflect the undiscounted cash flows of financial liabilities based on the earliest date on which the Company can be required to pay (assuming that the Company is in compliance with all of its obligations). The tables include both interest and principal cash flows. To the extent that applicable interest rates are floating in nature, the interest charges are estimated based on market-based forward interest rate curves at the end of the reporting period. The contractual maturity date of these financial liabilities is based on the earliest date on which the Company may be required to pay.

As at September 30, 2011
(in thousands)	2011	2012	2013	2014	2015	Thereafter	Total
Term loan	$7,140	$28,560	$28,560	$21,500	$-	$-	$85,760
Interest on term loan	298	971	621	225	-	-	2,115
Payments due under the Barrick Silver Purchase Agreement	-	137,500	-	-	-	-	137,500
Accounts payable and accrued liabilities	8,473	-	-	-	-	-	8,473
Total	$15,911	$167,031	$29,181	$21,725	$-	$-	$233,848

As at December 31, 2010
(in thousands)	2011	2012	2013	2014	2015	Thereafter	Total
Term loan	$28,560	$28,560	$28,560	$21,500	$-	$-	$107,180
Interest on term loan	1,158	817	472	129	-	-	2,576
Payments due under the Barrick Silver Purchase Agreement	137,500	137,500	-	-	-	-	275,000
Accounts payable and accrued liabilities	9,843	-	-	-	-	-	9,843
Total	$177,061	$166,877	$29,032	$21,629	$-	$-	$394,599

SILVER WHEATON THIRD QUARTER REPORT [36]

4.5. Currency Risk

The Company undertakes certain transactions denominated in Canadian dollars, including operating expenses and the acquisition of strategic long-term investments.  As a result, the Company is exposed to fluctuations in the value of the Canadian dollar relative to the US dollar.   The carrying amounts of the Company’s Canadian dollar denominated monetary assets and monetary liabilities at the end of the reporting period are as follows:

	September 30	December 31	January 1
(US dollars in thousands)	2011	2010	2010
Monetary Assets
Cash and cash equivalents	$2,381	$42,505	$6,015
Accounts receivable	88	183	310
Long-term investments - common shares held	138,347	278,748	72,503
Long-term investments - warrants held	2,320	5,700	1,244
	$143,136	$327,136	$80,072
Monetary Liabilities
Accounts payable and accrued liabilities	$2,694	$4,294	$3,102

The following tables detail the Company’s sensitivity to a 10% increase and decrease in the Canadian dollar relative to the United States dollar, representing the sensitivity used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in exchange rates.

	As at September 30, 2011
(in thousands)	10% Increase in the Canadian Dollar	10% Decrease in the Canadian Dollar
Increase (decrease) in net earnings	$210	$(210)
Increase (decrease) in other comprehensive income	13,835	(13,835)
Increase (decrease) in comprehensive income	$14,045	$(14,045)

	As at December 31, 2010
(in thousands)	10% Increase in the Canadian Dollar	10% Decrease in the Canadian Dollar
Increase (decrease) in net earnings	$4,409	$(4,409)
Increase (decrease) in other comprehensive income	27,875	(27,875)
Increase (decrease) in comprehensive income	$32,284	$(32,284)

4.6. Interest Rate Risk

The Company is exposed to interest rate risk on its outstanding borrowings and short-term investments. Presently, all of the Company’s outstanding borrowings are at floating interest rates and all of its interest-bearing investments have terms of less than 95 days.  The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk.  During the three and nine months ended September 30, 2011, the weighted average interest rate paid by the Company on its outstanding borrowings was 1.10% and 1.13%, respectively.
For the three and nine months ended September 30, 2011, all of the interest incurred by the Company has been capitalized as it relates to the acquisition of the Barrick silver interest, which was under development during the period. As a result, changes in interest rates will not materially affect the Company’s net earnings or other

SILVER WHEATON THIRD QUARTER REPORT [37]

comprehensive income.  A fluctuation in interest rates of 100 basis points (1 percent) would have impacted the amount of interest capitalized during the three and nine months ended September 30, 2011 by approximately $0.2 million and $0.7 million, respectively.

4.7. Commodity price risk

The price of the common shares and the Company’s financial results may be significantly adversely affected by a decline in the price of silver or gold.  The price of silver and gold can fluctuate widely, and is affected by numerous factors beyond the Company’s control, including but not limited to, the sale or purchase of silver and gold by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major silver and gold producing countries throughout the world.

In the event that the prevailing market price of silver or gold is at or below the price at which the Company can purchase such, pursuant to the terms of the agreements associated with its silver and gold interests, the Company may not generate positive cash flow or earnings.

4.8. Other Price Risks

The Company is exposed to equity price risk as a result of holding long-term investments in other exploration and mining companies.  The Company does not actively trade these investments.

The sensitivity analysis below has been determined based on the exposure to equity price risks at September 30, 2011.

If equity prices had been 10% higher or lower:

•	Net earnings for the three months ended September 30, 2011 would have increased/decreased by approximately $0.2 million; and

•	Other comprehensive income would have increased/decreased by approximately $13.8 million as a result of changes in the fair value of common shares held.

4.9. Fair Value Estimation

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 7 – Financial Instruments: Disclosures (“IFRS 7”).

Level 1 - Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The following table sets forth the Company’s financial assets and liabilities measured at fair value by level within the fair value hierarchy. As required by IFRS 7, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

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	September 30, 2011
(in thousands)	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level 3)
Cash and cash equivalents	$715,622	$715,622	$-	$-
Trade receivable from provisional concentrate sales, net of fair value adjustment	2,966	-	2,966	-
Accrued liabilities from provisional concentrate sales related to fair value adjustment	(1,919)	-	(1,919)	-
Long-term investments - common shares held	138,347	138,347	-	-
Long-term investments - warrants held	2,320	-	2,320	-
	$857,336	$853,969	$3,367	$-

	December 31, 2010
(in thousands)	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level 3)
Cash and cash equivalents	$428,636	$428,636	$-	$-
Trade receivable from provisional concentrate sales, net of fair value adjustment	4,650	-	4,650	-
Long-term investments - common shares held	278,748	278,748	-	-
Long-term investments - warrants held	5,700	-	5,700	-
	$717,734	$707,384	$10,350	$-

The Company’s trade receivables from provisional concentrate sales are valued based on forward prices of silver and gold until the date of final settlement.  As such, these receivables are classified within Level 2 of the fair value hierarchy.

The Company’s long-term investments in common shares held are valued using quoted market prices in active markets and as such, are classified within Level 1 of the fair value hierarchy. The fair value of the long-term investments in common shares held is calculated as the quoted market price of the common share multiplied by the quantity of shares held by the Company.

The fair value of warrants held that are not traded in an active market is determined using a Black-Scholes model based on assumptions that are supported by observable current market conditions and as such are classified within Level 2 of the fair value hierarchy.  The use of reasonably possible alternative assumptions would not significantly affect the Company’s results.

Trade receivables and payables are non-interest bearing and are stated at carrying values, which approximate fair values due to the short terms to maturity. Where necessary, trade receivables are reported net of allowances for uncollectable amounts.

The Company’s bank debt (Note 8) and the silver interest payments due (Note 9) are reported at amortized cost using the effective interest method.

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5. General and Administrative

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2011	2010	2011	2010
Salaries and benefits	$1,895	$1,392	$6,145	$4,654
Equity settled stock based compensation (a non-cash expense)	1,700	1,306	4,769	6,431
Depreciation	62	68	201	199
Other	2,654	2,181	7,950	6,976
Total general and administrative	$6,311	$4,947	$19,065	$18,260

6. Long-Term Investments

	September 30	December 31	January 1
(in thousands)	2011	2010	2010
Common shares held	$138,347	$278,748	$72,502
Warrants held	2,320	5,700	1,245
	$140,667	$284,448	$73,747

Common Shares Held

	Sept 30 2011	Three Months Ended Sept 30 2011	Nine Months Ended Sept 30 2011	Nine Months Ended Sept 30 2011	Dec 31 2010	Jan 1 2010
(in thousands)	Fair Value	Fair Value Adjustment Gains (Losses) Included in OCI		Realized Gain on Disposal	Fair Value	Fair Value
Bear Creek	$50,560	$(2,398)	$(76,135)	$-	$126,695	$38,232
Revett	19,701	(2,883)	(5,135)	-	24,836	5,815
Mines Management	4,115	(1,226)	(6,241)	-	10,356	6,856
Sabina	33,110	(38,476)	(32,884)	-	65,994	9,241
Other	30,861	(6,546)	(9,411)	4,532	50,867	12,358
	$138,347	$(51,529)	$(129,806)	$4,532	$278,748	$72,502

SILVER WHEATON THIRD QUARTER REPORT [40]

Warrants Held

	Sept 30 2011	Three Months Ended Sept 30 2011	Nine Months Ended Sept 30 2011	Nine Months Ended Sept 30 2011	Dec 31 2010	Jan 1 2010
(in thousands)	Fair Value	Fair Value Adjustment Gains (Losses) Included in Net Earnings		Realized Loss on Disposal	Fair Value	Fair Value
Revett	$553	$(116)	$(243)	$-	$796	$282
Other	1,767	(481)	(3,137)	(16)	4,904	963
	$2,320	$(597)	$(3,380)	$(16)	$5,700	$1,245

The Company’s long-term investments in common shares held are not “held for trading”.  Instead, they are held for long-term strategic purposes. Upon the application of IFRS 9, Financial Instruments, the Company has chosen to designate these long-term investments in common shares held as financial assets with fair value adjustments being recorded through other comprehensive income as it believes that this provides a more meaningful presentation for long-term strategic investments, rather than reflecting changes in fair value in net earnings.

While long-term investments in warrants held are also held for long-term strategic purposes, they meet the definition of a derivative and therefore are classified as financial assets with fair value adjustments being recorded through net earnings.   Gains and losses related to long-term investments in warrants held are reflected as a component of net earnings under the classification “other expense (income)”.  Warrants that are not listed on a stock exchange have been valued using a Black-Scholes option pricing model.

During the three months ended September 30, 2011, the value of the Company’s long-term investments in common shares held declined by $51.5 million.  This decline was largely driven by the $38.5 million decrease in the value of the Company’s investment in Sabina Gold & Silver Corp. (“Sabina”).

During the nine months ended September 30, 2011, the value of the Company’s long-term investments in common shares held declined by $129.8 million.  This decline was largely driven by the decrease in the value of the Company’s investment in Sabina in the amount of $32.9 million and Bear Creek Mining Corporation (“Bear Creek”) in the amount of $76.1 million.  The value of Bear Creek was adversely affected by an action by the Peruvian government relating to Bear Creek’s title over the mineral concessions covering the Santa Ana Project.

By holding these long-term investments, the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk (Note 4).

As a result of the above noted decline in the fair value of its long-term investments in common shares held, the Company has partially reversed its previously recorded deferred income tax liability related to these long-term investments, with the associated $12.7 million deferred income tax recovery being reflected as a component of other comprehensive income during the nine months ended September 30, 2011.

SILVER WHEATON THIRD QUARTER REPORT [41]

7. Silver and Gold Interests

September 30, 2011
Cost				Accumulated Depletion			Net Book Value - Sept 30, 2011
(in thousands)	Balance - Jan 1, 2011	Additions	Balance - Sept 30, 2011	Balance - Jan 1, 2011	Depletion	Balance - Sept 30, 2011
Silver interests
San Dimas	$190,331	$-	$190,331	$(18,807)	$(2,941)	$(21,748)	$168,583
Zinkgruvan	77,919	-	77,919	(17,797)	(1,763)	(19,560)	58,359
Yauliyacu	285,292	-	285,292	(48,972)	(3,021)	(51,993)	233,299
Peñasquito	524,626	-	524,626	(9,696)	(7,907)	(17,603)	507,023
Cozamin	41,959	-	41,959	(11,010)	(4,105)	(15,115)	26,844
Barrick 1	607,612	13,802	621,414	(12,305)	(7,699)	(20,004)	601,410
Other 2	294,258	109	294,367	(27,280)	(10,668)	(37,948)	256,419
	$2,021,997	$13,911	$2,035,908	$(145,867)	$(38,104)	$(183,971)	$1,851,937
Gold interests
Minto	$47,774	$-	$47,774	$(11,027)	$(2,449)	$(13,476)	$34,298
	$2,069,771	$13,911	$2,083,682	$(156,894)	$(40,553)	$(197,447)	$1,886,235

1)	Comprised of the Pascua-Lama, Lagunas Norte, Pierina and Veladero silver interests.
2)	Comprised of the Los Filos, Keno Hill, Mineral Park, Neves-Corvo, Stratoni, Campo Morado, Minto, Aljustrel, Rosemont and Loma de La Plata silver interests.

December 31, 2010
Cost					Accumulated Depletion				Net Book Value - Dec 31, 2010
(in thousands)	Balance - Jan 1, 2010	Additions	Disposals	Balance - Dec 31, 2010	Balance - Jan 1, 2010	Depletion	Disposals	Balance - Dec 31, 2010
Silver interests
San Dimas	$190,331	$-	$-	$190,331	$(14,900)	$(3,907)	$-	$(18,807)	$171,524
Zinkgruvan	77,919	-	-	77,919	(14,599)	(3,198)	-	(17,797)	60,122
Yauliyacu	285,292	-	-	285,292	(43,227)	(5,745)	-	(48,972)	236,320
Peñasquito	524,365	261	-	524,626	(2,217)	(7,479)	-	(9,696)	514,930
Cozamin	41,959	-	-	41,959	(4,497)	(6,513)	-	(11,010)	30,949
Barrick 1	583,485	24,127	-	607,612	(3,339)	(8,966)	-	(12,305)	595,307
Other 2	284,266	35,470	(25,478)	294,258	(18,717)	(15,686)	7,123	(27,280)	266,978
	$1,987,617	$59,858	$(25,478)	$2,021,997	$(101,496)	$(51,494)	$7,123	$(145,867)	$1,876,130
Gold interests
Minto	$47,283	$491	$-	$47,774	$(4,928)	$(6,099)	$-	$(11,027)	$36,747
	$2,034,900	$60,349	$(25,478)	$2,069,771	$(106,424)	$(57,593)	$7,123	$(156,894)	$1,912,877

1)	Comprised of the Pascua-Lama, Lagunas Norte, Pierina and Veladero silver interests.
2)
Comprised of the Los Filos, Keno Hill, Mineral Park, Neves-Corvo, Stratoni, Campo Morado, Minto, Aljustrel, Rosemont and Loma de La Plata silver interests in addition to the previously owned La Negra silver interest.

SILVER WHEATON THIRD QUARTER REPORT [42]

The value allocated to reserves is classified as depletable upon a mining operation achieving commercial production and is depleted on a units-of-sale basis over the estimated recoverable proven and probable reserves at the mine.  The value associated with resources and exploration potential is allocated at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category, generally as a result of the conversion of resources or exploration potential into reserves.

	September 30, 2011			December 31, 2010
(in thousands)	Depletable	Non-Depletable	Total	Depletable	Non-Depletable	Total
Silver interests
San Dimas	$42,776	$125,807	$168,583	$40,539	$130,985	$171,524
Zinkgruvan	37,837	20,522	58,359	39,600	20,522	60,122
Yauliyacu	41,655	191,644	233,299	9,386	226,934	236,320
Peñasquito	413,174	93,849	507,023	398,632	116,298	514,930
Cozamin	26,844	-	26,844	30,949	-	30,949
Barrick 1, 2	26,174	575,236	601,410	34,616	560,691	595,307
Other 3	108,615	147,804	256,419	115,368	151,610	266,978
	$697,075	$1,154,862	$1,851,937	$669,090	$1,207,040	$1,876,130
Gold interests
Minto	$25,994	$8,304	$34,298	$26,673	$10,074	$36,747
	$723,069	$1,163,166	$1,886,235	$695,763	$1,217,114	$1,912,877

1)	Comprised of the Pascua-Lama, Lagunas Norte, Pierina and Veladero silver interests.
2)	The amount reflected as depletable is based on the value of the reserves relating to the Lagunas Norte, Pierina and Veladero silver interests.
3)	Comprised of the Los Filos, Keno Hill, Mineral Park, Neves-Corvo, Stratoni, Campo Morado, Minto, Rosemont, Aljustrel and Loma de La Plata silver interests.

8. Bank Debt

The Company has a $200 million non-revolving term loan (the “Term Loan”) and a $400 million revolving term loan (the “Revolving Loan”).  The Term Loan and the Revolving Loan both mature on July 20, 2014 with the Term Loan requiring equal quarterly principal repayments of approximately $7 million (together with accrued interest).  Silver Wheaton has committed to pay down the Revolving Loan, within 61 days after the end of each fiscal quarter, by an amount equal to 90% of the increase in cash balances reported for the quarter.  The Revolving Loan can be drawn down at any time to finance acquisitions or investments, with $10 million being available for general corporate purposes.

Amounts drawn incur interest at LIBOR plus 0.875% to 1.75% per annum dependent upon the Company’s leverage ratio.  Undrawn amounts are subject to a commitment fee of 0.2% to 0.45% per annum, dependent on the Company’s leverage ratio.  Under the credit agreement, the Company is required to maintain a debt service coverage ratio greater than or equal to 1.25:1 (1.50:1 in order to be eligible to pay dividends), a leverage ratio less than or equal to 3.5:1, and a tangible net worth greater than 80% of the tangible net worth at June 30, 2007 plus 50% of net earnings for each fiscal quarter thereafter.  Both the Term Loan and the Revolving Loan are secured against the Company’s assets, including the Company’s silver and gold interests and long-term investments.

During the three months ended September 30, 2011, the Company repaid $7.1 million (nine months - $21.4 million) of the balance outstanding on the Term Loan.  As at September 30, 2011, the Company had $400 million available under its revolving debt facility.

SILVER WHEATON THIRD QUARTER REPORT [43]

The Company is in compliance with the debt covenants described above.

	September 30, 2011
(in thousands)	Term Loan	Revolving Loan	Total

Current portion	$28,560	$-	$28,560
Long-term portion	57,200	-	57,200
	$85,760	$-	$85,760

Three months:
Interest capitalized during period	$247	$-	$247
Effective interest rate	1.10%	0.00%	1.10%
Nine months:
Interest capitalized during the period	$811	$-	$811
Effective interest rate	1.13%	0.00%	1.13%

	December 31, 2010
(in thousands)	Term Loan	Revolving Loan	Total

Current portion	$28,560	$-	$28,560
Long-term portion	78,620	-	78,620
	$107,180	$-	$107,180

Interest capitalized during the year	$1,420	$-	$1,420
Effective interest rate	1.16%	0.00%	1.16%

The Company’s bank debt is classified as a financial liability and reported at amortized cost using the effective interest method.

The required principal payments under the Term Loan and the Revolving Loan over the remaining terms are as follows:

Fiscal Year	Term Loan (000's)	Revolving Loan (000's)	Total (000's)

2011	$7,140	$-	$7,140
2012	28,560	-	28,560
2013	28,560	-	28,560
2014	21,500	-	21,500
	$85,760	$-	$85,760

SILVER WHEATON THIRD QUARTER REPORT [44]

9. Silver Interest Payments

On September 8, 2009, the Company entered into an agreement with Barrick Gold Corporation (“Barrick”) to acquire an amount equal to 25% of the life of mine silver production from its Pascua-Lama project, as well as 100% of the silver production from its Lagunas Norte, Pierina and Veladero mines until the end of 2013.  Silver Wheaton will make total upfront cash payments of $625 million payable in installments, of which $487.5 million has been paid to date. The remaining $137.5 million is payable on the third anniversary of the transaction.  The financial liability relating to these future payments has been discounted using an annual discount rate of 6.9%, which represents management’s best estimate of the market rate of interest at which the Company could borrow money under similar terms and conditions at the time the agreement was entered into.  The silver interest payments due are reported at amortized cost using the effective interest method.  Total interest costs of $51 million will accrete over the term of this obligation and will be capitalized to the cost of the Barrick silver interest, until the Pascua-Lama mining operation is commissioned.  To date, $42.1 million of the interest costs have been accreted to the cost of the Barrick silver interest, of which $4.4 million and $13.0 million were capitalized during the three and nine months ended September 30, 2011, respectively.

10. Liability For Canadian Dollar Share Purchase Warrants

Share purchase warrants with an exercise price denominated in a currency other than the Company’s functional currency (US dollars) are considered derivative instruments.  As such, they are classified as a financial liability and are remeasured at fair value on a quarterly basis with all fair value changes being reflected as a component of net earnings.   This accounting treatment was applicable to the Company’s Share Purchase warrants, Series A warrants and Series B warrants, which either expired on August 5, 2009, November 30, 2009 and December 22, 2010, respectively, or were exercised prior to such dates.  This non-cash adjustment had no effect on the Company’s cash flow or liquidity.

A continuity schedule of the Company’s Canadian dollar share purchase warrants outstanding since January 1, 2010 is presented below:

(In thousands, except number of warrants and per warrant amounts)		Weighted			Gain (Loss)
	Warrants	Average Exercise		Total	On Fair Value
	Outstanding	Price (Cdn$)	Unit FMV	Liability	Adjustment

At January 1, 2010	7,780,900	$10.00	$6.68	$ 51,967	$ -
Exercised	(104,250)	10.00	8.80	(696)	(221)
Change in fair market value				30,881	(30,881)
At June 30, 2010	7,676,650	$10.00	$10.70	$ 82,152	$ (31,102)
Exercised	(523,400)	10.00	12.67	(5,603)	(1,031)
Change in fair market value				44,245	(44,245)
At September 30, 2010	7,153,250	$10.00	$16.89	$ 120,794	$ (76,378)
Exercised	(7,110,320)	10.00	24.98	(120,069)	(57,557)
Expired	(42,930)	10.00	16.89	(725)	725
At December 31, 2010	-	n/a	$0.00	$ -	$ (133,210)

SILVER WHEATON THIRD QUARTER REPORT [45]

11. Stock Based Compensation

11.1. Share Purchase Options

The Company has established an equity settled share purchase option plan whereby the Company’s Board of Directors may, from time to time, grant options to employees. The maximum term of any share purchase option may be ten years, but generally options are granted for five years.  The exercise price of an option is not less than the closing price on the TSX on the last trading day preceding the grant date. Vesting of options is at the discretion of the Company’s Board of Directors at the time the options are granted, but generally vest over a period of two years.

Each share purchase option converts into one ordinary share of Silver Wheaton on exercise.  No amounts are paid or payable by the recipient on receipt of the option.  The options do not carry rights to dividends or voting rights.  Options may be exercised at any time from the date of vesting to the date of their expiry, subject to certain black-out periods.

The Company expenses the fair value of stock options that are expected to vest on a straight-line basis over the vesting period using the Black-Scholes option pricing model to estimate fair value for each option at the date of grant.  The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions. The model requires the use of subjective assumptions, including expected stock-price volatility; historical data has been considered in setting the assumptions.  Expected volatility is determined by considering the trailing 30- month historic average share price volatility.  The weighted-average fair value of options granted and principal assumptions used in applying the Black-Scholes option pricing model are as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2011	2010	2011	2010
Black-Scholes weighted average assumptions
Grant date share price and exercise price	-	-	Cdn$38.94	Cdn$15.89
Expected dividend yield	-	-	0.3%	0.0%
Expected volatility	-	-	48%	55%
Risk-free interest rate	-	-	1.82%	1.84%
Estimated forfeiture rate	-	-	0.0%	0.0%
Expected option life, in years	-	-	2.5	2.5
Weighted average fair value per option granted	-	-	Cdn$11.99	Cdn$5.54

During the three months ended September 30, 2011, the Company did not issue any new share purchase options (nine months - 518,500 share purchase options with a weighted average exercise price of Cdn$38.94 and a fair value of $6.3 million or Cdn$11.99 per option).  For the same period in 2010, the Company did not issue any new share purchase options (nine months - 1,288,700 share purchase options with a weighted average exercise price of Cdn$15.89 per option with a fair value of $6.9 million or Cdn$5.54 per option).

Equity settled stock based compensation expense during the three months ended September 30, 2011 included $1.4 million (nine months - $3.4 million) of amortization of the fair value of the share purchase options issued, compared to $1.0 million (nine months - $5.0 million) during the comparable periods in 2010.

At September 30, 2011, there were 2,456,127 share purchase options outstanding with a weighted average exercise price of Cdn$19.54 per option.

SILVER WHEATON THIRD QUARTER REPORT [46]

A continuity schedule of the Company’s outstanding share purchase options from January 1, 2010 to September 30, 2011 is presented below:

	Number of Options Outstanding	Weighted Average Exercise Price (Cdn$)
At January 1, 2010	4,137,228	$11.90
Granted (fair value - $6.9 million or Cdn$5.54 per option)	1,288,700	15.89
Exercised	(1,542,643)	12.26
Forfeited	(8,333)	9.08
At June 30, 2010	3,874,952	$13.08
Exercised	(793,912)	11.21
At September 30, 2010	3,081,040	$13.55
Exercised	(477,218)	11.55
At December 31, 2010	2,603,822	$13.91
Granted (fair value - $6.3 million or Cdn$11.99 per option)	518,500	38.94
Exercised	(439,889)	11.19
Forfeited	(26,522)	25.23
At June 30, 2011	2,655,911	$19.11
Exercised	(199,784)	13.69
At September 30, 2011	2,456,127	$19.54

As it relates to share purchase options, during the three months ended September 30, 2011, the weighted average share price at the time of exercise was Cdn$40.77 per share (nine months – Cdn$41.38 per share), as compared to Cdn$25.47 per share (nine months – Cdn$21.61 per share) during the comparable periods in 2010.

The following table summarizes information about the options outstanding and exercisable at September 30, 2011:

Exercise Prices (Cdn$)	Exercisable Options	Non-Exercisable Options	Total Options Outstanding	Weighted Average Remaining Contractual Life
$5.41 - $9.87	313,165	-	313,165	2.4 years
$9.88 - $15.00	268,500	-	268,500	0.5 years
$15.01 - $16.63	951,535	414,227	1,365,762	2.9 years
$16.64 - $41.58	-	508,700	508,700	4.5 years
	1,533,200	922,927	2,456,127	2.9 years

11.2. Restricted Share Units (“RSUs”)

RSUs give the holder the right to receive a specified number of common shares at the specified vesting date. RSUs generally vest over a period of two years. Compensation expense related to RSUs is recognized over the vesting period based upon the fair value of the Company’s common shares on the grant date and the awards that are expected to vest. The fair value is calculated with reference to the closing price of the Company’s common shares on the TSX on the business day prior to the date of grant.

SILVER WHEATON THIRD QUARTER REPORT [47]

RSU holders receive a cash payment based on the dividends paid on the Company’s common shares in the event that the holder of a vested RSU has elected to defer the release of the RSU to a future date.

During the three months ended September 30, 2011, the Company did not issue any new restricted share units (nine months - 33,500 restricted share units with a fair value of $1.5 million or Cdn$43.74 per restricted share unit).  For the same period in 2010, the Company did not issue any new restricted share units (nine months - 143,400 restricted share units with a fair value of $2.3 million or Cdn$16.01 per restricted share unit).

Equity settled stock based compensation expense during the three months ended September 30, 2011 included $0.3 million (nine months - $1.4 million) of amortization of the fair value of restricted share units issued, compared to $0.3 million (nine months - $1.4 million) during the comparable periods in 2010.

At September 30, 2011, there were 157,198 restricted share units outstanding.

11.3. Performance Share Units (“PSUs”)

During the first quarter of 2011, the Company established a Performance Share Unit Plan (“the PSU plan”) whereby PSUs will be issued to eligible employees as determined by the Company’s Board of Directors or the Company’s Compensation Committee. PSUs issued under the PSU plan entitle the holder to a cash payment at the end of a three year performance period equal to the number of PSUs granted, multiplied by a performance factor and multiplied by the fair market value of a Silver Wheaton common share on the expiry of the performance period.  The performance factor can range from 0% to 200% and is determined by comparing the Company’s total shareholder return to those achieved by various peer companies, the price of silver and the Philadelphia Gold and Silver Index.

The PSUs accumulate dividend equivalents in the form of additional units based on the dividends paid on the Company’s common shares.  Compensation expense for the PSUs is recorded on a straight-line basis over the three year vesting period.  The amount of compensation expense is adjusted on a quarterly basis to reflect the fair market value of common shares and the number of PSUs anticipated to vest based on the anticipated performance factor.

During the three months ended September 30, 2011, the Company did not issue any new PSUs (nine months – 62,800 PSUs).  General and administrative expense during the three months ended September 30, 2011 included a $157,000 accrual (nine months - $342,000) related to the anticipated fair value of the PSUs issued using a performance factor of 150%, compared to $Nil during the comparable periods in 2010.

A continuity schedule of the Company’s outstanding PSUs from January 1, 2011 to September 30, 2011 is presented below:

Number of PSUs Outstanding
At December 31, 2010	-
Granted	62,800
Forfeited	(21,115)
Dividend equivalent participation	74
At June 30, 2011	41,759
Dividend equivalent participation	42
At September 30, 2011	41,801

SILVER WHEATON THIRD QUARTER REPORT [48]

12. Issued Capital and Contributed Surplus

	Note	September 30	December 31	January 1
(US dollars in thousands)		2011	2010	2010
Issued Capital
Share capital issued and outstanding: 353,495,422 (December 31, 2010: 352,785,382)	12.1	$1,793,701	$1,782,510	$1,476,480
Contributed Surplus
Share purchase options	11.1	$11,046	$9,853	$12,387
Restricted share units	11.2	2,225	1,952	814
Share purchase warrants	12.2	7,462	7,471	7,414
		$20,733	$19,276	$20,615
Total issued capital and contributed surplus		$1,814,434	$1,801,786	$1,497,095

12.1. Shares Issued

The Company is authorized to issue an unlimited number of common shares having no par value and an unlimited number of preference shares issuable in series.  As at September 30, 2011, the Company had no preference shares outstanding.

A continuity schedule of the Company’s issued and outstanding common shares from January 1, 2010 to September 30, 2011 is presented below:

	Number of Shares	Weighted Average Price (Cdn$)

At January 1, 2010	342,186,624
Share purchase options exercised	1,542,643	$12.26
Share purchase warrants exercised	104,250	10.00
Restricted share units released	46,955	-
At June 30, 2010	343,880,472
Share purchase options exercised	793,912	$11.21
Share purchase warrants exercised	523,460	10.00
At September 30, 2010	345,197,844
Share purchase options exercised	477,218	$11.55
Share purchase warrants exercised	7,110,320	10.00
At December 31, 2010	352,785,382
Share purchase options exercised	439,889	$11.19
Share purchase warrants exercised	3,074	20.00
Restricted share units released	67,293	-
At June 30, 2011	353,295,638
Share purchase options exercised	199,784	$13.69
At September 30, 2011	353,495,422

SILVER WHEATON THIRD QUARTER REPORT [49]

12.2. Share Purchase Warrants

The following table summarizes information about the Company’s US dollar share purchase warrants outstanding at September 30, 2011:

	Share Purchase Warrants Outstanding	Exercise Price	Expiry Date
US Dollar Denominated Warrants	2,715,131	$20.00	September 5, 2013

Each US dollar denominated warrant (TSX: SLW.WT.U) entitles the holder the right to purchase one of the Company’s common shares.

13. Earnings Per Share (“EPS”) and Diluted Earnings Per Share (“Diluted EPS”)

Diluted earnings per share is calculated using the treasury method which requires the calculation of diluted earnings per share by assuming that outstanding share purchase options and warrants, with exercise prices that are lower than the average market price for the relevant period, are exercised and the proceeds are used to repurchase shares of the Company at the average market price of the common shares for the relevant period.

Diluted EPS is calculated based on the following weighted average number of shares outstanding:

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2011	2010	2011	2010
Basic weighted average number of shares outstanding	353,327	344,253	353,165	343,168
Effect of dilutive securities
Share purchase options	1,296	1,517	1,382	1,439
Share purchase warrants	1,234	281	1,224	-
Restricted share units	157	191	164	172
Diluted weighted average number of shares outstanding	356,014	346,242	355,935	344,779

SILVER WHEATON THIRD QUARTER REPORT [50]

The following lists the share purchase options and share purchase warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares of Cdn$36.66 (nine months - Cdn$36.40), compared to Cdn$22.30 (nine months – Cdn$19.30) for the comparable period in 2010.

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2011	2010	2011	2010
Share purchase options	326	-	326	-
US dollar denominated share purchase warrants	-	-	-	2,718
Total	326	-	326	2,718

The following lists the Canadian dollar share purchase warrants excluded from the computation of diluted earnings per share because they are anti-dilutive.

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2011	2010	2011	2010
Canadian dollar denominated share purchase warrants	-	7,153	-	7,153

14. Supplemental Cash Flow Information

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2011	2010	2011	2010
Change in non-cash working capital
Accounts receivable	$(3,339)	$114	$(4,655)	$(2,916)
Accounts payable and accrued liabilities	10,372	108	5,587	(3,520)
Other	80	1,047	(389)	102
Total change in non-cash working capital	$7,113	$1,269	$543	$(6,334)

15. Income Taxes

Income tax recognized in net earnings is comprised of the following:

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2011	2010	2011	2010
Deferred income tax expense (recovery) relating to the change in temporary differences	$8,385	$(4,497)	$8,115	$(3,674)

SILVER WHEATON THIRD QUARTER REPORT [51]

Income tax recognized directly in equity is comprised of the following:

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2011	2010	2011	2010
Deferred income tax recovery relating to share issue costs	$-	$(288)	$-	$(1,111)

Income tax recognized in other comprehensive income is comprised of the following:

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2011	2010	2011	2010
Deferred income tax (recovery) expense related to the (losses) gains on long-term investments - common shares held	$(5,833)	$4,785	$(12,724)	$4,785

The provision for income taxes differs from the amount that would be obtained by applying the statutory income tax rate to consolidated earnings before income taxes due to the following:

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2011	2010	2011	2010
Earnings from continuing operations before income taxes	$143,425	$19,174	$413,396	$85,808
Canadian federal and provincial income tax rates	26.50%	28.50%	26.50%	28.50%
Income tax expense based on above rates	$38,007	$5,464	$109,550	$24,455
Canadian functional currency election 1	-	-	(3,556)	-
Non-deductible portion of capital losses, net of capital gains	81	(713)	450	(1,302)
Non-deductible stock based compensation and other	454	429	1,724	1,872
Non-taxable gain on derivative liability	-	12,501	-	21,555
Differences in tax rates in foreign jurisdictions	(35,943)	(16,315)	(105,964)	(42,288)
Impact of future income tax rate applied versus current statutory rate	(122)	(121)	(226)	(332)
Change in unrecognized temporary differences	5,908	(5,742)	6,137	(7,634)
Deferred income tax expense (recovery)	$8,385	$(4,497)	$8,115	$(3,674)

1)	The Company has elected to prepare its Canadian tax returns using US dollar functional currency, effective January 1, 2011. The election resulted in a one-time benefit of $3.6 million.

SILVER WHEATON THIRD QUARTER REPORT [52]

The movement in deferred tax assets and liabilities for the nine months ended September 30, 2011 and the year ended December 31, 2010 is shown below:

	Nine Months Ended September 30, 2011
		Recognized In Income Tax Expense		Recognized In OCI	Recognized In Shareholders' Equity
Recognized deferred tax assets and liabilities	Opening Balance	Functional Currency Election	Other			Closing Balance
Deferred tax assets
Non-capital losses	$16,153	$-	$(2,989)	$-	$-	$13,164
Long-term investments	366	-	-	(366)	-	-
Financing fees	4,467	-	(1,329)		-	3,138
Capital losses	8,775	-	(5,567)	(434)	-	2,774
Foreign exchange on investments	792	-	(792)	-	-	-
Other	184	6	159	-	-	349
Deferred tax liabilities
Interest capitalized for accounting but deducted for tax	(10,758)	669	(36)	-	-	(10,125)
Foreign exchange on debt	(575)	-	116	-	-	(459)
Long-term investments	(16,230)	-	391	13,524	-	(2,315)
Silver and gold interests	(3,996)	2,881	(1,624)	-	-	(2,739)
Total	$(822)	$3,556	$(11,671)	$12,724	$-	$3,787

	Year Ended December 31, 2010
		Recognized In Income Tax Expense		Recognized In OCI	Recognized In Shareholders' Equity
Recognized deferred tax assets and liabilities	Opening Balance	Foreign Exchange	Other			Closing Balance
Deferred tax assets
Non-capital losses	$9,805	$512	$3,908	$-	$1,928	$16,153
Long-term investments	-	-	-	366	-	366
Financing fees	4,634	242	(1,833)		1,424	4,467
Capital losses	-	-	8,775	-	-	8,775
Foreign exchange on investments	-	-	792	-	-	792
Other	-	-	184	-	-	184
Deferred tax liabilities
Interest capitalized for accounting but deducted for tax	(10,051)	(525)	(182)	-	-	(10,758)
Foreign exchange on debt	-	-	(575)	-	-	(575)
Long-term investments	-	-	(1,442)	(14,788)	-	(16,230)
Silver and gold interests	(4,388)	(229)	621	-	-	(3,996)
Total	$-	$-	$10,248	$(14,422)	$3,352	$(822)

SILVER WHEATON THIRD QUARTER REPORT [53]

The recognized deferred tax assets and liabilities are offset on the balance sheet.  Deferred tax assets not recognized are shown below:

	September 30	December 31	January 1
	2011	2010	2010
Non-capital losses	$-	$-	$2,264
Capital losses	6,082	-	7,283
Unrealized foreign exchange	27	-	848
Unrealized losses on long-term investments	3,531	-	2,776
Financing fees	-	-	6,640
Other	-	-	355
Total	$9,640	$-	$20,166

The majority of the Company’s income generating activities, including the sale of silver, is conducted by its 100% owned subsidiaries, SW Caymans and SST Barbados.  SW Caymans operates in the Cayman Islands and is subject to a statutory tax rate of 0% and SST Barbados operates in Barbados and is subject to a statutory tax rate of between 1% and 2.5%.  The Company does not have any plans to repatriate the profits of its foreign subsidiaries to Canada.  Accordingly, no deferred tax liability has been recognized in respect of $379 million of temporary differences relating to investments in these subsidiaries as the Company is in a position to control the timing of the repatriation of undistributed retained earnings and it is probable that such differences will not reverse in the foreseeable future.

The interpretation of existing tax laws or regulations in Canada, the Cayman Islands, Luxembourg, Barbados, the Netherlands or any of the countries in which the mining operations are located or to which shipments of silver or gold are made requires the use of judgment.  Differing interpretation of these laws or regulation could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions.  In addition, the recoverability of deferred income tax assets, including expected periods of reversal of temporary differences and expectations of future taxable income, are assessed by management at the end of the reporting period.

At September 30, 2011, the Company has available non-capital losses for Canadian income tax purposes which may be carried forward to reduce taxable income in future years.  If not utilized, the non-capital losses in the amount of $52.7 million will expire as follows: 2027 – $11.6 million, 2028 – $31.7 million, 2029 - $9.4 million.  In addition, the Company has available net capital losses of $35.4 million for Canadian income tax purposes which may be carried forward indefinitely to reduce taxable capital gains in future years.

SILVER WHEATON THIRD QUARTER REPORT [54]

16. Commitments and Contingencies

The following table summarizes the Company’s commitments to pay for silver and gold to which it has the contractual right pursuant to the silver purchase agreements or precious metal purchase agreements:

Silver and Gold Interests	Attributable Payable Production to be Purchased		Per Ounce Cash Payment 1,2		Term of Agreement	Date of Contract
	Silver	Gold	Silver	Gold
San Dimas	100% 3	-	$4.08	n/a	Life of Mine	15-Oct-04
Zinkgruvan	100%	-	$4.08	n/a	Life of Mine	8-Dec-04
Yauliyacu	100% 4	-	$4.02	n/a	20 years	23-Mar-06
Peñasquito	25%	-	$3.96	n/a	Life of Mine	24-Jul-07
Minto	100%	100% 5	$3.90	$300	Life of Mine	1-Dec-08
Cozamin	100%	-	$4.08	n/a	10 years	4-Apr-07
Barrick
Pascua-Lama	25%	-	$3.90	n/a	Life of Mine	8-Sep-09
Lagunas Norte	100%	-	$3.90	n/a	4 years 6	8-Sep-09
Pierina	100%	-	$3.90	n/a	4 years 6	8-Sep-09
Veladero	100% 7	-	$3.90	n/a	4 years 6	8-Sep-09
Other
Los Filos	100%	-	$4.06	n/a	25 years	15-Oct-04
Keno Hill	25%	-	$3.90	n/a	Life of Mine	2-Oct-08
Mineral Park	100%	-	$3.90	n/a	Life of Mine	17-Mar-08
Neves-Corvo	100%	-	$3.98	n/a	50 years	5-Jun-07
Stratoni	100%	-	$3.98	n/a	Life of Mine	23-Apr-07
Campo Morado	75%	-	$3.90	n/a	Life of Mine	13-May-08
Aljustrel	100%	-	$3.94	n/a	50 years	5-Jun-07
Loma de La Plata	12.5%	-	$4.00	n/a	Life of Mine	n/a 8
Rosemont	100%	100%	$3.90	$450	Life of Mine	11-Feb-10

1)	Subject to an annual inflationary adjustment with the exception of Loma de La Plata.
2)	Should the prevailing market price for silver or gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price, with the exception of Yauliyacu.
3)
Until August 6, 2014, Silver Wheaton is committed to purchase from Primero a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, plus Silver Wheaton is committed to purchase an additional 1.5 million ounces of silver per annum to be delivered by Goldcorp.  After August 6, 2014, Silver Wheaton is committed to purchase from Primero a per annum amount equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess.

4)
To a maximum of 4.75 million ounces per annum.  In the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the amount sold to Silver Wheaton in subsequent years will be increased to  make up for the shortfall, so long as production allows.  The cumulative shortfall as at March 23, 2011, representing the five year anniversary, was 9.8 million ounces.

5)	The Company is committed to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
6)
The Company is committed to purchase silver production from the currently producing mines until December 31, 2013.  In addition, during 2014 and 2015, the Company is committed to purchase all or a portion of the silver production from these mines to the extent of any production shortfall at Pascua-Lama, until Barrick satisfies a completion guarantee.

7)	Silver Wheaton's attributable silver production is subject to a maximum of 8% of the silver contained in the ore mined at Veladero during the period.
8)	Terms of the agreement not yet finalized.

SILVER WHEATON THIRD QUARTER REPORT [55]

Other Contractual Obligations

	Obligations With Scheduled Payment Dates					Contingent Obligations
(in thousands)	2011	2012 - 2014	2015 - 2016	After 2016	Sub-Total		Total
Bank debt 1	$7,140	$78,620	$-	$-	$85,760	$-	$85,760
Silver interest payments
Barrick	-	137,500	-	-	137,500	-	137,500
Rosemont 2	-	-	-	-	-	230,000	230,000
Loma de La Plata 3	-	-	-	-	-	32,400	32,400
Operating leases	121	1,495	974	132	2,722	-	2,722
Total contractual obligations	$7,261	$217,615	$974	$132	$225,982	$262,400	$488,382

1)	Does not include payments of interest related to bank debt.
2)
In connection with the Rosemont precious metal purchase agreement, the Company is committed to pay Augusta total upfront cash payments of $230 million, payable on an installment basis to partially fund construction of the Rosemont mine once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of the mine.

3)
In connection with the Company’s election to convert the debenture with Pan American into a silver purchase agreement, the Company is committed to pay Pan American total upfront cash payments of $32.4 million following the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction.

Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. Based on information available to management at November 8, 2011, the resolution of these matters is not expected to have a material effect on the Company’s consolidated financial position or results of operations.

SILVER WHEATON THIRD QUARTER REPORT [56]

17. Segmented Information

The Company’s reportable operating segments are summarized in the table below:

Three Months Ended September 30, 2011
	Sales	Cost of sales	Depletion	Net earnings	Cash flow from (used in) operations	Total assets at:
(in thousands)						Sep 30, 2011	Dec 31, 2010
Silver
San Dimas 1	$42,567	$5,017	$875	$36,675	$37,550	$168,583	$171,524
Zinkgruvan	12,168	1,302	540	10,326	12,406	58,359	60,122
Yauliyacu	454	44	55	355	410	233,299	236,320
Peñasquito	49,401	5,472	3,328	40,601	43,929	507,023	514,930
Cozamin	12,270	1,369	1,551	9,350	11,752	26,844	30,949
Barrick	28,681	2,911	2,689	23,081	25,770	601,410	595,307
Other 2	29,192	3,037	3,546	22,609	26,823	256,419	266,978
	$174,733	$19,152	$12,584	$142,997	$158,640	$1,851,937	$1,876,130
Gold
Minto	10,462	1,884	1,063	7,515	9,114	34,298	36,747
Total silver and gold interests	$185,195	$21,036	$13,647	$150,512	$167,754	$1,886,235	$1,912,877
Corporate
General and administrative				$(6,311)
Other				(9,161)
Total corporate				$(15,472)	$(507)	$874,440	$722,506
Consolidated	$185,195	$21,036	$13,647	$135,040	$167,247	$2,760,675	$2,635,383

1)
Results for San Dimas include 375,000 ounces received from Goldcorp in connection with Goldcorp's four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

2)
Comprised of the operating Los Filos, Keno Hill, Mineral Park, Neves-Corvo, Stratoni, Campo Morado, Minto and Aljustrel silver interests in addition to the non-operating Rosemont and Loma de La Plata silver interests.

SILVER WHEATON THIRD QUARTER REPORT [57]

Three Months Ended September 30, 2010
	Sales	Cost of sales	Depletion	Net earnings	Cash flow from (used in) operations	Total assets at:
(in thousands)						Sep 30, 2010	Jan 1, 2010
Silver
San Dimas 1	$25,613	$5,145	$997	$19,471	$20,468	$172,948	$175,431
Zinkgruvan	12,680	2,567	1,092	9,021	9,522	60,835	63,320
Yauliyacu	1,548	346	302	900	1,202	237,951	242,065
Peñasquito	12,980	2,699	1,760	8,521	10,281	517,902	522,148
Cozamin	5,825	1,235	1,413	3,177	4,868	32,848	37,462
Barrick	10,202	2,078	1,906	6,218	8,281	592,569	580,146
Other 2	14,561	2,946	3,347	8,268	11,085	290,817	265,549
	$83,409	$17,016	$10,817	$55,576	$65,707	$1,905,870	$1,886,121
Gold
Minto	9,425	2,138	1,688	5,599	5,972	37,354	42,355
Total silver and gold interests	$92,834	$19,154	$12,505	$61,175	$71,679	$1,943,224	$1,928,476
Corporate
General and administrative				$(4,947)
Loss on fair value adjustment of Canadian dollar share purchase warrants issued				(45,276)
Other				12,719
Total corporate				$(37,504)	$(1,194)	$420,718	$309,073
Consolidated	$92,834	$19,154	$12,505	$23,671	$70,485	$2,363,942	$2,237,549

1)
Results for San Dimas include 250,000 ounces received from Goldcorp in connection with Goldcorp's four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

2)
Comprised of the operating Los Filos, Keno Hill, Mineral Park, Neves-Corvo, Stratoni, Campo Morado and Minto silver interests, the non-operating Aljustrel, Rosemont and Loma de La Plata silver interests and the previously owned San Martin and La Negra silver interests.

SILVER WHEATON THIRD QUARTER REPORT [58]

Nine Months Ended September 30, 2011
	Sales	Cost of sales	Depletion	Net earnings	Cash flow from (used in) operations	Total assets at:
(in thousands)						Sep 30, 2011	Dec 31, 2010
Silver
San Dimas 1	$143,736	$16,736	$2,941	$124,059	$125,902	$168,583	$171,524
Zinkgruvan	39,437	4,247	1,763	33,427	35,316	58,359	60,122
Yauliyacu	21,641	2,415	3,021	16,205	19,226	233,299	236,320
Peñasquito	115,695	12,887	7,907	94,901	102,808	507,023	514,930
Cozamin	31,204	3,612	4,105	23,487	30,325	26,844	30,949
Barrick	77,781	8,397	7,699	61,685	67,826	601,410	595,307
Other 2	85,734	9,345	10,180	66,209	76,113	256,419	266,978
	$515,228	$57,639	$37,616	$419,973	$457,516	$1,851,937	$1,876,130
Gold
Minto	22,902	4,344	2,449	16,109	17,926	34,298	36,747
Total silver and gold interests	$538,130	$61,983	$40,065	$436,082	$475,442	$1,886,235	$1,912,877
Corporate
General and administrative				$(19,065)
Other				(11,736)
Total corporate				$(30,801)	$(12,696)	$874,440	$722,506
Consolidated	$538,130	$61,983	$40,065	$405,281	$462,746	$2,760,675	$2,635,383

1)
Results for San Dimas include 1,125,000 ounces received from Goldcorp in connection with Goldcorp's four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

2)
Comprised of the operating Los Filos, Keno Hill, Mineral Park, Neves-Corvo, Stratoni, Campo Morado, Minto and Aljustrel silver interests in addition to the non-operating Rosemont and Loma de La Plata silver interests.

SILVER WHEATON THIRD QUARTER REPORT [59]

Nine Months Ended September 30, 2010
	Sales	Cost of sales	Depletion	Net earnings	Cash flow from (used in) operations	Total assets at:
(in thousands)						Sep 30, 2010	Jan 1, 2010
Silver
San Dimas 1	$66,463	$14,365	$2,790	$49,308	$52,099	$172,948	$175,431
Zinkgruvan	26,964	5,844	2,485	18,635	19,578	60,835	63,320
Yauliyacu	21,372	4,713	4,114	12,545	16,662	237,951	242,065
Peñasquito	32,466	6,910	4,506	21,050	25,556	517,902	522,148
Cozamin	18,226	4,022	4,614	9,590	14,524	32,848	37,462
Barrick	36,942	7,967	7,226	21,749	25,896	592,569	580,146
Other 2	43,197	9,204	10,190	23,803	33,730	290,817	265,549
	$245,630	$53,025	$35,925	$156,680	$188,045	$1,905,870	$1,886,121
Gold
Minto	28,146	6,997	5,491	15,658	19,357	37,354	42,355
Total silver and gold interests	$273,776	$60,022	$41,416	$172,338	$207,402	$1,943,224	$1,928,476
Corporate
General and administrative				$(18,260)
Loss on fair value adjustment of Canadian dollar share purchase warrants issued				(76,378)
Other				11,782
Total corporate				$(82,856)	$(12,327)	$420,718	$309,073
Consolidated	$273,776	$60,022	$41,416	$89,482	$195,075	$2,363,942	$2,237,549

1)
Results for San Dimas include 1,000,000 ounces received from Goldcorp in connection with Goldcorp's four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

2)
Comprised of the operating Los Filos, Keno Hill, Mineral Park, Neves-Corvo, Stratoni, Campo Morado and Minto silver interests, the non-operating Aljustrel, Rosemont and Loma de La Plata silver interests and the previously owned San Martin and La Negra silver interests.

SILVER WHEATON THIRD QUARTER REPORT [60]

18. Subsequent Event

Subsequent to September 30, 2011, the Board of Directors adopted a new dividend policy linking quarterly dividend payments to operating cash flows in the prior quarter. Under the new dividend policy, the quarterly dividend per common share is equal to 20% of the cash generated by operating activities in the previous quarter divided by the Company’s outstanding common shares at the time the dividend is approved, all rounded to the nearest cent.  Based on the new policy, the Board of Directors has declared its fourth quarterly cash dividend for 2011 of US$0.09 per common share. The quarterly dividend will be paid to holders of record of its common shares as of the close of business on November 23, 2011, and will be distributed on or about December 5, 2011.

19. First Time Adoption of IFRS

For all periods up to and including the year ended December 31, 2010, the Company prepared its financial statements in accordance with GAAP.  The Company transitioned from GAAP to IFRS effective January 1, 2010.  Accordingly, the Company has prepared financial statements which comply with IFRS applicable for periods beginning on or after January 1, 2010 as described in the accounting policies in Note 2 of the financial statements for the three months ended March 31, 2011.  This note explains the principal adjustments made by the Company in restating its previous balance sheets as at January 1, 2010, September 30, 2010 and December 31, 2010 which were prepared in accordance with GAAP in addition to its previously published GAAP statements of earnings and comprehensive income for the three and nine month periods ending September 30, 2010 in addition to the year ended December 31, 2010.

The Company’s consolidated financial statements for the year ended December 31, 2011 will be the first annual financial statements that the Company will prepare in accordance with IFRS.  The Company will ultimately prepare its opening consolidated IFRS balance sheet by applying existing IFRS with an effective date of December 31, 2011 or prior.  Accordingly, the opening IFRS consolidated balance sheet and the December 31, 2010 comparative balance sheet presented in the consolidated financial statements for the year ended December 31, 2011 may differ from those presented at this time.

Exemptions applied

IFRS 1 First-Time Adoption of International Financial Reporting Standards allows first-time adopters certain exemptions from the retrospective application of certain IFRSs effective for December 2010 year ends.

The Company has applied the following exemptions:

•	IFRS 3 Business Combinations has not been applied to acquisitions of subsidiaries or of interests in associates and joint ventures that occurred before January 1, 2010.

An explanation of how the transition from GAAP to IFRS has affected the Company’s statement of financial position and statement of comprehensive income (loss) is set out in the following statements.

SILVER WHEATON THIRD QUARTER REPORT [61]

Reconciliation of Financial Position Including Equity as at January 1, 2010

(US dollars in thousands)	GAAP	IAS 32 1	IAS 32 2	IAS 32 3	IFRS 9 4	IFRS 9 5	IAS 12 6	IFRS
Assets
Current assets
Cash and cash equivalents	$227,566	$-	$-	$-	$-	$-	$-	$227,566
Accounts receivable	4,881	-	-	-	-	-	-	4,881
Other	1,027	-	-	-	-	-	-	1,027
Total current assets	$233,474	$-	$-	$-	$-	$-	$-	$233,474
Non-current assets
Silver and gold interests	$1,928,476	$-	$-	$-	$-	$-	$-	$1,928,476
Long-term investments	73,747	-	-	-	-	-	-	73,747
Other	1,852	-	-	-	-	-	-	1,852
Total non-current assets	$2,004,075	$-	$-	$-	$-	$-	$-	$2,004,075
Total assets	$2,237,549	$-	$-	$-	$-	$-	$-	$2,237,549
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$10,302	$-	$-	$-	$-	$-	$-	$10,302
Current portion of bank debt	28,560	-	-	-	-	-	-	28,560
Current portion of silver interest payments	130,788	-	-	-	-	-	-	130,788
Total current liabilities	$169,650	$-	$-	$-	$-	$-	$-	$169,650
Non-current liabilities
Liability for Canadian dollar share purchase warrants	$-	$208,318	$(166,626)	$10,275	$-	$-	$-	$51,967
Long-term portion of bank debt	107,180	-	-	-	-	-	-	107,180
Long-term portion of silver interest payments	236,796	-	-	-	-	-	-	236,796
Total non-current liabilities	$343,976	$208,318	$(166,626)	$10,275	$-	$-	$-	$395,943
Total liabilities	$513,626	$208,318	$(166,626)	$10,275	$-	$-	$-	$565,593
Shareholders' Equity
Issued capital and contributed surplus	$1,333,189	$-	$166,626	$(10,275)	$-	$-	$7,555	$1,497,095
Retained earnings	343,834	(208,318)	-	-	64,149	(1,245)	(7,555)	190,865
Long-term investment revaluation reserve	46,900	-	-	-	(64,149)	1,245	-	(16,004)
Total shareholders' equity	$1,723,923	$(208,318)	$166,626	$(10,275)	$-	$-	$-	$1,671,956
Total liabilities and shareholders' equity	$2,237,549	$-	$-	$-	$-	$-	$-	$2,237,549

1)	IAS 32 – Financial Instruments Presentation - to record the fair value adjustment on the Company's share purchase warrants issued with a strike price in Cdn$.
2)	IAS 32 – Financial Instruments Presentation - to record the fair value increment on the exercise of the Company's share purchase warrants issued with a strike price in Cdn$.
3)	IAS 32 – Financial Instruments Presentation - to reclassify share purchase warrants issued with strike price in Cdn$.
4)	IFRS 9 – Financial Instruments - to reclassify the Canadian GAAP other-than-temporary unrealized loss on long-term investments – common shares held.
5)	IFRS 9 – Financial Instruments - to reclassify the realized gain on long-term investments – common shares held.
6)	IAS 12 - Income Taxes - to reclassify the realization of deferred income tax assets associated with the Company's share issue costs.

SILVER WHEATON THIRD QUARTER REPORT [62]

Reconciliation of Financial Position Including Equity as at September 30, 2010

(US dollars in thousands)	GAAP	IAS 32 1	IAS 32 2	IAS 32 3	IFRS 9 4	IFRS 9 5	IAS 12 6	IFRS
Assets
Current assets
Cash and cash equivalents	$255,189	$-	$-	$-	$-	$-	$-	$255,189
Accounts receivable	7,798	-	-	-	-	-	-	7,798
Other	924	-	-	-	-	-	-	924
Total current assets	$263,911	$-	$-	$-	$-	$-	$-	$263,911
Non-current assets
Silver and gold interests	$1,943,224	$-	$-	$-	$-	$-	$-	$1,943,224
Long-term investments	155,122	-	-	-	-	-	-	155,122
Other	1,685	-	-	-	-	-	-	1,685
Total non-current assets	$2,100,031	$-	$-	$-	$-	$-	$-	$2,100,031
Total assets	$2,363,942	$-	$-	$-	$-	$-	$-	$2,363,942

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$6,321	$-	$-	$-	$-	$-	$-	$6,321
Current portion of bank debt	28,560	-	-	-	-	-	-	28,560
Current portion of silver interest payments	145,317	-	-	-	-	-	-	145,317
Total current liabilities	$180,198	$-	$-	$-	$-	$-	$-	$180,198
Non-current liabilities
Liability for Canadian dollar share purchase warrants	$-	$284,695	$(173,347)	$9,446	$-	$-	$-	$120,794
Long-term portion of bank debt	85,760	-	-	-	-	-	-	85,760
Long-term portion of silver interest payments	120,323	-	-	-	-	-	-	120,323
Total non-current liabilities	$206,083	$284,695	$(173,347)	$9,446	$-	$-	$-	$326,877
Total liabilities	$386,281	$284,695	$(173,347)	$9,446	$-	$-	$-	$507,075
Shareholders' Equity
Issued capital and contributed surplus	$1,372,525	$-	$173,347	$(9,446)	$-	$-	$8,666	$1,545,092
Retained earnings	510,955	(284,695)	-	-	64,149	(1,566)	(8,666)	280,177
Long-term investment revaluation reserve	94,181	-	-	-	(64,149)	1,566	-	31,598
Total shareholders' equity	$1,977,661	$(284,695)	$173,347	$(9,446)	$-	$-	$-	$1,856,867
Total liabilities and shareholders' equity	$2,363,942	$-	$-	$-	$-	$-	$-	$2,363,942

1)	IAS 32 – Financial Instruments Presentation - to record the fair value adjustment on the Company's share purchase warrants issued with a strike price in Cdn$.
2)	IAS 32 – Financial Instruments Presentation - to record the fair value increment on the exercise of the Company's share purchase warrants issued with a strike price in Cdn$.
3)	IAS 32 – Financial Instruments Presentation - to reclassify share purchase warrants issued with strike price in Cdn$.
4)	IFRS 9 – Financial Instruments - to reclassify the Canadian GAAP other-than-temporary unrealized loss on long-term investments – common shares held.
5)	IFRS 9 – Financial Instruments - to reclassify the realized gain on long-term investments – common shares held.
6)	IAS 12 - Income Taxes - to reclassify the realization of deferred income tax assets associated with the Company's share issue costs.

SILVER WHEATON THIRD QUARTER REPORT [63]

Reconciliation of Financial Position Including Equity as at December 31, 2010

(US dollars in thousands)	GAAP	IAS 32 1	IAS 32 2	IFRS 9 3	IFRS 9 4	IAS 12 5	IFRS
Assets
Current assets
Cash and cash equivalents	$428,636	$-	$-	$-	$-	$-	$428,636
Accounts receivable	7,088	-	-	-	-	-	7,088
Other	727	-	-	-	-	-	727
Total current assets	$436,451	$-	$-	$-	$-	$-	$436,451
Non-current assets
Silver and gold interests	$1,912,877	$-	$-	$-	$-	$-	$1,912,877
Long-term investments	284,448	-	-	-	-	-	284,448
Other	1,607	-	-	-	-	-	1,607
Total non-current assets	$2,198,932	$-	$-	$-	$-	$-	$2,198,932
Total assets	$2,635,383	$-	$-	$-	$-	$-	$2,635,383
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$9,843	$-	$-	$-	$-	$-	$9,843
Current portion of bank debt	28,560	-	-	-	-	-	28,560
Current portion of silver interest payments	133,243	-	-	-	-	-	133,243
Total current liabilities	$171,646	$-	$-	$-	$-	$-	$171,646
Non-current liabilities
Deferred income tax liability	$822	$-	$-	$-	$-	$-	$822
Liability for Canadian dollar share purchase warrants	-	341,528	(341,528)	-	-	-	-
Long-term portion of bank debt	78,620	-	-	-	-	-	78,620
Long-term portion of silver interest payments	122,346	-	-	-	-	-	122,346
Total non-current liabilities	$201,788	$341,528	$(341,528)	$-	$-	$-	$201,788
Total liabilities	$373,434	$341,528	$(341,528)	$-	$-	$-	$373,434
Shareholders' Equity
Issued capital and contributed surplus	$1,449,351	$-	$341,528	$-	$-	$10,907	$1,801,786
Retained earnings	633,927	(341,528)	-	64,149	(1,566)	(10,907)	344,075
Long-term investment revaluation reserve	178,671	-	-	(64,149)	1,566	-	116,088
Total shareholders' equity	$2,261,949	$(341,528)	$341,528	$-	$-	$-	$2,261,949
Total liabilities and shareholders' equity	$2,635,383	$-	$-	$-	$-	$-	$2,635,383

1)	IAS 32 – Financial Instruments Presentation - to record the fair value adjustment on the Company's share purchase warrants issued with a strike price in Cdn$.
2)	IAS 32 – Financial Instruments Presentation - to record the fair value increment on the exercise of the Company's share purchase warrants issued with a strike price in Cdn$.
3)	IFRS 9 – Financial Instruments - to reclassify the Canadian GAAP other-than-temporary unrealized loss on long-term investments – common shares held.
4)	IFRS 9 – Financial Instruments - to reclassify the realized gain on long-term investments – common shares held.
5)	IAS 12 - Income Taxes - to reclassify the realization of deferred income tax assets associated with the Company's share issue costs.

SILVER WHEATON THIRD QUARTER REPORT [64]

Reconciliation of Net Income and Comprehensive Income for the Three Months Ended September 30, 2010

(US dollars in thousands)	GAAP	IAS 32 1	IFRS 9 2	IFRS 12 3	IFRS
Sales	$92,834	$-	$-	$-	$92,834

Cost of sales	$19,154	$-	$-	$-	$19,154
Depletion	12,505	-	-	-	12,505
	$31,659	$-	$-	$-	$31,659
Earnings from operations	$61,175	$-	$-	$-	$61,175

Expenses and other income
General and administrative	$4,947	$-	$-	$-	$4,947
Gain on fair value adjustment of warrants issued	-	45,276	-	-	45,276
Foreign exchange (gain) loss	(505)	-	-	-	(505)
Other (income) expense	(7,717)	-	-	-	(7,717)
	$(3,275)	$45,276	$-	$-	$42,001

Earnings before tax	$64,450	$(45,276)	$-	$-	$19,174
Deferred income tax expense	4,785	-	-	(288)	4,497
Net earnings	$69,235	$(45,276)	$-	$(288)	$23,671
Other comprehensive income
Gain (loss) on long-term investments - common shares held	49,483	-	-	-	49,483
Deferred tax expense	(4,785)	-	-	-	(4,785)
Comprehensive income (loss)	$113,933	$(45,276)	$-	$(288)	$68,369

1)	IAS 32 – Financial Instruments Presentation - to record the fair value adjustment on the Company's share-purchase warrants with a strike price in Cdn$.
2)	IFRS 9 – Financial Instruments - to reclassify the increase in value of long-term investments which were disposed of during the year.
3)	IAS 12 - Income Taxes - to reclassify the realization of deferred income tax assets associated with the Company's share issue costs.

SILVER WHEATON THIRD QUARTER REPORT [65]

Reconciliation of Net Income and Comprehensive Income for the Nine Months Ended September 30, 2010

(US dollars in thousands)	GAAP	IAS 32 1	IFRS 9 2	IFRS 12 3	IFRS
Sales	$273,776	$-	$-	$-	$273,776

Cost of sales	$60,022	$-	$-	$-	$60,022
Depletion	41,416	-	-	-	41,416
	$101,438	$-	$-	$-	$101,438
Earnings from operations	$172,338	$-	$-	$-	$172,338

Expenses and other income
General and administrative	$18,260	$-	$-	$-	$18,260
Gain on fair value adjustment of warrants issued	-	76,378	-	-	76,378
Foreign exchange (gain) loss	(687)	-	-	-	(687)
Other (income) expense	(7,571)	-	150	-	(7,421)
	$10,002	$76,378	$150	$-	$86,530

Earnings before tax	$162,336	$(76,378)	$(150)	$-	$85,808
Deferred income tax expense	4,785	-	-	(1,111)	3,674
Net earnings	$167,121	$(76,378)	$(150)	$(1,111)	$89,482
Other comprehensive income
Gain (loss) on long-term investments - common shares held	52,066	-	150	-	52,216
Deferred tax expense	(4,785)	-	-	-	(4,785)
Comprehensive income (loss)	$214,402	$(76,378)	$-	$(1,111)	$136,913

1)	IAS 32 – Financial Instruments Presentation - to record the fair value adjustment on the Company's share-purchase warrants with a strike price in Cdn$.
2)	IFRS 9 – Financial Instruments - to reclassify the increase in value of long-term investments which were disposed of during the year.
3)	IAS 12 - Income Taxes - to reclassify the realization of deferred income tax assets associated with the Company's share issue costs.

SILVER WHEATON THIRD QUARTER REPORT [66]

Reconciliation of Net Income and Comprehensive Income for the Year Ended December 31, 2010

(US dollars in thousands)	GAAP	IAS 32 1	IFRS 9 2	IFRS 12 3	IFRS
Sales	$423,353	$-	$-	$-	$423,353
Cost of sales	$82,749	$-	$-	$-	$82,749
Depletion	57,571	-	-	-	57,571
	$140,320	$-	$-	$-	$140,320
Earnings from operations	$283,033	$-	$-	$-	$283,033
Expenses and other income
General and administrative	$24,669	$-	$-	$-	$24,669
Gain on fair value adjustment of warrants issued	-	133,210	-	-	133,210
Foreign exchange (gain) loss	(2,266)	-	-	-	(2,266)
Other (income) expense	(15,863)	-	150	-	(15,713)
	$6,540	$133,210	$150	$-	$139,900
Earnings before tax	$276,493	$(133,210)	$(150)	$-	$143,133
Deferred income tax recovery	13,600	-	-	(3,352)	10,248
Net earnings	$290,093	$(133,210)	$(150)	$(3,352)	$153,381
Other comprehensive income
Gain (loss) on long-term investments - common shares held	146,193	-	150	-	146,343
Deferred income tax expense	(14,422)	-	-	-	(14,422)
Comprehensive income (loss)	$421,864	$(133,210)	$-	$(3,352)	$285,302

1)	IAS 32 – Financial Instruments Presentation - to record the fair value adjustment on the Company's share-purchase warrants with a strike price in Cdn$.
2)	IFRS 9 – Financial Instruments - to reclassify the increase in value of long-term investments which were disposed of during the year.
3)	IAS 12 - Income Taxes - to reclassify the realization of deferred income tax assets associated with the Company's share issue costs.

Notes to the Restatement of Equity and Reported Income from Canadian GAAP to IFRS

19.1 Share Purchase Warrants (IAS 32 – Financial Instruments Presentation)

For Canadian GAAP purposes, share purchase warrants are classified and accounted for as equity in the Company’s consolidated financial statements.  Under International Accounting Standard 32, Financial Instruments: Presentation (“IAS 32”), share purchase warrants with an exercise price denominated in a currency other than the Company’s functional currency are to be classified and accounted for as a financial liability which is then remeasured at fair value on a quarterly basis with the gain or loss being reflected as a component of net earnings.  This accounting treatment is applicable to the Company’s Share Purchase warrants, Series A warrants and Series B warrants, which expired on August 5, 2009, November 30, 2009 and December 22, 2010, respectively.  This non-cash adjustment will have no effect on the Company’s cash flow or liquidity.

19.2  Equity Investments (IFRS 9 – Financial Instruments)

Under IFRS 9, Financial Instruments (“IFRS 9”), the Company’s long-term investments must be recorded at fair market value, with all fair value changes being reflected in net earnings.  However, as the Company’s long-term investments are strategic in nature and are not held for trading, the Company has made a one time, irrevocable election to present all fair value changes from the long-term investments in OCI.  No amount recognized in OCI is ever reclassified to net earnings at a later date.  Under current Canadian GAAP, fair value changes in the Company’s long-term investments are reflected in OCI unless there is an impairment which is deemed to be other-than-temporary, in which case the unrealized loss is reflected in net earnings.  In December 2008, management concluded that the Company’s long-term investments were other-than-temporarily impaired, resulting in a $64 million loss being

SILVER WHEATON THIRD QUARTER REPORT [67]

recorded in net earnings.  This non-cash write down has been reallocated from retained earnings to the long-term investment revaluation reserve.

19.3  Income Taxes (IAS 12 – Income Taxes)

IAS 12, Income Taxes (“IAS 12”), requires that current and deferred taxes be recognized in equity or in other comprehensive income when they relate to transactions or events recognized in equity or other comprehensive income in either the same or a different period.  Under Canadian GAAP, current and deferred income taxes are charged or credited to equity or other comprehensive income only when they relate to items recognized in equity or other comprehensive income in the current period.   The Company has incurred costs related to the issuance of common shares which have been credited directly to shareholders’ equity.  These share issue costs are deductible for Canadian tax purposes on a straight-line basis over 5 years.  Under IAS 12, the deferred tax asset must be charged directly to equity when recognized, whereas under Canadian GAAP the recognition of the deferred tax asset is credited to net earnings unless it is recognized in the same year that the share issue costs were incurred.

SILVER WHEATON THIRD QUARTER REPORT [68]

CORPORATE INFORMATION

CANADA – HEAD OFFICE
Silver Wheaton Corp.
Park Place, Suite 3150
666 Burrard Street
Vancouver, BC V6C 2X8
Canada
T: 1 604 684 9648
F: 1 604 684 3123

CAYMAN ISLANDS OFFICE
Silver Wheaton (Caymans) Ltd.
Unit #5-201 Governors Square
23 Lime Tree Bay Avenue
P.O. Box 1791 George Town, Grand Cayman
Cayman Islands KY1-1109

STOCK EXCHANGE LISTING
Toronto Stock Exchange: SLW
New York Stock Exchange: SLW

DIRECTORS
Lawrence Bell
George Brack
John Brough
Peter Gillin
Douglas Holtby, Chairman
Eduardo Luna
Wade Nesmith
Randy Smallwood

OFFICERS
Randy Smallwood
President & Chief Executive Officer

Curt Bernardi
Senior Vice President,
Legal & Corporate Secretary

Gary Brown
Senior Vice President &
Chief Financial Officer

Brad Kopp
Senior Vice President,
Investor Relations

TRANSFER AGENT
CIBC Mellon Trust Company
1600-1066 West Hastings Street
Vancouver, BC V6E 3X1

Toll-free in Canada and the United States:
1 800 387 0825

Outside of Canada and the United States:
1 416 643 5500

E: inquiries@cibcmellon.com

AUDITORS
Deloitte & Touche LLP
Vancouver, BC

INVESTOR RELATIONS
Brad Kopp
Senior Vice President,
Investor Relations
T: 1 604 684 9648
TF: 1 800 380 8687
E: info@silverwheaton.com

SILVER WHEATON CORP.
666 Burrard Street, Suite 3150
Vancouver, BC V6C 2X8
Canada

T: 1 604 684 9648
F: 1 604 684 3123
www.silverwheaton.com